This draft registration statement is confidentially submitted to the U.S. Securities and Exchange Commission on May 4, 2026. This draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ELONG POWER HOLDING LIMITED.

(Exact name of registrant as specified in its charter)

Cayman Islands	3690	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3 Yan Jing Li Zhong Jie

Block B, Room 2110, Beijing

People’s Republic of China, 341000

+86 13470017223

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 212-588-0022	M. Ali Panjwani Pryor Cashman LLP 7 Times Square New York, NY 10036 Tel: (212) 421-4100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED [*], 2026

ELONG POWER HOLDING LIMITED.

[*] Units or Pre-Funded Units, Each Unit or Pre-Funded Unit Consisting of One Class A Ordinary Share and One Common Warrant to Purchase One Class A Ordinary Share or one Pre-Funded Warrant to Purchase one Class A Ordinary Share and One Common Warrant to Purchase One Class A Ordinary Share

Up to [*] Class A Ordinary Shares underlying the Pre-Funded Warrants

Up to [*] Class A Ordinary underlying the Common Warrants

We are offering on a best-efforts basis of up to [*] units (the “Units”), each consisting of one Class A ordinary share, par value of US$0.0128 per share (each a “Class A Ordinary Share”), of Elong Power Holding Limited (“Elong”, the “Company”, “we”, “our”, “us”), together with one warrant (each a “Common Warrant”), each to purchase up to one Class A Ordinary Share, at an assumed offering price of US$[*] per Unit, which is the last reported sale price of our Class A Ordinary Share as reported on the Nasdaq Capital Market on [*], 2026. The Units have no stand-alone rights and will not be certified or issued as stand-alone securities.

We are also offering pre-funded units (the “Pre-Funded Units”), with each Pre-Funded Unit consisting of (i) one pre-funded warrant (each a “Pre-Funded Warrant”) to purchase one Class A Ordinary Share and (ii) one Common Warrant, to those purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Class A Ordinary Shares immediately following the consummation of this offering. The purchase price of each Pre-Funded Unit is equal to the price per Unit being sold in this offering, minus $0.001. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Unit we sell (without regard to any limitation on exercise set forth therein), the number of Units we are offering will be decreased on a one-for-one basis. The Pre-Funded Units have no stand-alone rights and will not be certified or issued as stand-alone securities.

Each Common Warrant will entitle the holder to purchase one Class A at an assumed exercise price of $[*] (representing [  ]% of the assumed offering price of $[*] per unit, the last reported sale price of our Class A Ordinary Share as reported on the Nasdaq Capital Market on [*], 2026), and expire three (3) years from date of issuance. A holder of a Common Warrant may not exercise any portion of a Common Warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% (or, at the election of the investor, 9.99%) of our outstanding Class A Ordinary Shares after exercise, as such ownership percentage is determined in accordance with the terms of the Common Warrants, except that upon notice from the holder to us, the holder may waive such limitation up to a percentage, not in excess of 9.99%. A holder of Common Warrants may, at any time following the closing of this offering and in its sole discretion, exercise its Common Warrants in whole. See “Description of Warrants” on page 47 of this prospectus for more information regarding the terms of the Common Warrants.

The Class A Ordinary Shares and Pre-Funded Warrants, as the case may be, can each be purchased in this offering only with the accompanying Common Warrants that are part of a Unit or Pre-Funded Unit, but the Units and the Pre-Funded Units have no stand-alone rights and will not be certified, and the components of the Units or the Pre-Funded Units will be immediately separable and will be issued separately in this offering.

We are also registering the Class A Ordinary Shares issuable from time to time upon exercise of the Pre-Funded Warrants and Common Warrants included in the Units and Pre-Funded Units offered hereby.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “ELPW”. On [*], 2026, the last reported sales price of our Class A Ordinary Shares on Nasdaq was US$[*] per share. See “Risk Factors - Risks Related to Our Ordinary Shares - Elong’s stock price may be volatile in the future, which could lead to losses by investors and costly securities litigation.” on page 26 of this prospectus.

On December 2, 2025, our Board of Directors approved a sixteen (16)-for-one (1) share consolidation and the rounding up of any fractional shares resulting from the share consolidation to the nearest whole ordinary share. The Company’s Class A ordinary shares of a par value of US$0.00016 each began trading on the Nasdaq on a post-share consolidation basis on December 26, 2025 (the “December 2025 Share Consolidation”).

On March 5, 2026, our Board of Directors approved an eighty (80)-for-one (1) share consolidation and the rounding up of any fractional shares resulting from the share consolidation to the nearest whole ordinary share. to be effective on the same day. The Company’s Class A ordinary shares of a par value of US$0.0128 each began trading on the Nasdaq on a post-share consolidation basis on March 10, 2026 (the “March 2026 Share Consolidation” and collectively with the December 2025 Share Consolidation, the “Share Consolidations”). Unless specified otherwise, all references in this prospectus to share and per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the Share Consolidations.

There is no established trading market for the Common Warrants or Pre-Funded Warrants, and we do not expect an active trading market to develop. We do not intend to list the Common Warrants or Pre-Funded Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of the Common Warrants will be limited.

The offering price for the Units in this offering will be determined at the time of pricing, and may be at a discount to the current market price at the time. The actual offering price per Pre-Fund Unit to investors in this offering will be equal to the offering price per Unit minus $0.001. Therefore, the assumed offering price used throughout this prospectus may not be indicative of the final offering price. The final offering price will be determined through negotiation between us, the Placement Agent (defined below) and the investors based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering.

The securities will be offered at a fixed price and are expected to be issued in a single closing. We expect this offering to be completed not later than two trading days following the commencement of sales in this offering and we will deliver all securities to be issued in connection with this offering delivery versus payment/receipt versus payment upon receipt of investor funds received by us. Accordingly, neither we nor the Placement Agent have made any arrangements to place investor funds in an escrow account or trust account since the Placement Agent will not receive investor funds in connection with the sale of the securities offered hereunder.

Any proceeds from the sale of Units and Pre-Funded Warrants offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. See “Risk Factors” on page 25 in this prospectus and in our 2025 Annual Report on Form 20-F (the “2025 Annual Report”), filed with the Securities and Exchange Commission on April 20, 2026 and incorporated by reference, for more information.

Investors are cautioned that you are not buying shares of a China-based operating company but instead are buying shares of a Cayman Islands holding company with operations conducted by our subsidiary based in China and that this structure involves unique risks to investors.

This is an offering of the securities of the Cayman Islands holding company. We conduct our business through our subsidiary in China. You will not and may never have direct ownership in the operating entity based in China.

Unless otherwise stated, as used in this prospectus, the terms “Elong” “we,” “us,” “our Company,” and the “Company” refer to Elong Power Holding Limited, a Cayman Islands exempted company incorporated under the laws of the Cayman Islands. Elong is a Cayman Islands holding company and is not a Chinese operating company. As a holding company with no material operations of its own, it conducts all of its operations and operates its business in China through its subsidiary in China. Because of our corporate structure as a Cayman Islands holding company with operations conducted by our subsidiaries, it involves unique risks to investors. Furthermore, Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the Company operates, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Investors in our securities should be aware that they do not directly hold equity interests in the Chinese operating entities, but rather are purchasing equity solely in Elong, our Cayman Islands holding company, which indirectly owns 100% equity interests in the PRC Subsidiary. Our securities offered in this offering are securities of our Cayman Islands holding company instead of shares of our subsidiary in China.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” in our 2025 Annual Report, and on page 25 of this prospectus.

Because our operations are located in the PRC through our PRC Subsidiary, we are subject to certain legal and operational risks associated with our operations in China, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operations. PRC laws and regulations governing our current business operations are evolving, and therefore, these adjustments could result in a material change in our operations and/or the value of our Class A Ordinary Shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For more details, see “Risk Factors - Risks Related to Doing Business in China” in “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report and “Risk Factors- Risks Related to Elong’s Securities and this Offering,” beginning on page 25 of this prospectus for a discussion of these legal and operational risks and information that should be considered before making a decision to purchase our securities.

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. We are not operating in an industry that prohibits or limits foreign investment. As of the date of this prospectus, according to our PRC counsel, Beijing New Bridge Law Firm, although we are required under the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and relevant five guidelines (collectively, the “Overseas Listing Trial Measures”) to complete the filing procedure with the China Securities Regulatory Commission (the “CSRC”) in connection with our offering (including this offering and any subsequent offering) within three business days after such offering is completed, no relevant PRC laws or regulations in effect requires that we or our subsidiary obtain permission from any PRC authorities to issue securities to foreign investors, and we and our subsidiary have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the Cyberspace Administration of China (the “CAC”), or any other PRC authorities that have jurisdiction over our operations. However, if we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For more details, see “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

Quickly evolving rules and regulations in China, as well as differences in enforcement due to complex cases, could result in a material adverse change in our operations and the value of our Class A Ordinary Shares. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and relevant five guidelines (collectively, the “Overseas Listing Trial Measures”), which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of mainland China domestic companies’ securities and regulates both direct and indirect overseas offering and listing of mainland China domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, (i) mainland China domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a mainland China domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such mainland China domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a mainland China domestic company: (a) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (b) its major operational activities are carried out in mainland China or its main places of business are located in mainland China, or the senior managers in charge of operation and management of the issuer are mostly PRC citizens or have their usual place(s) of residence located in mainland China. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Overseas Listing Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Overseas Listing Trial Measures also lay out requirements for the reporting of material events. Breaches of the Overseas Listing Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Overseas Listing Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives. The Overseas Listing Trial Measures require subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuers who have completed overseas offerings and listings. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Overseas Listing Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. For more details, see “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

As confirmed by our PRC counsel, Beijing New Bridge Law Firm, we will not be subject to cybersecurity review with the CAC, after the Cybersecurity Review Measures became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures; we are also not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft. For more details, see “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

According to the Circular of the State Council on Further Strengthening the Administration of Share Issuance and Listing Abroad (the “Circular”), since the date of effectiveness of the Overseas Listing Trial Measures on March 31, 2023, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. As a result, we will be required to file with the CSRC within three business days after the completion of this offering. We begin the process of preparing a report and other required materials in connection with the CSRC filing, which will be submitted to the CSRC in due course after this offering. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Circular and Overseas Listing Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. For more details, see “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

As of the date of this prospectus, according to our PRC counsel, Beijing New Bridge Law Firm, although we are required under the Overseas Listing Trial Measures to complete the filing procedure in connection with our offering (including this offering and any subsequent offering) within three business days after such offering is completed, no relevant PRC laws or regulations in effect requires that we or our subsidiary obtain permission from any PRC authorities to issue securities to foreign investors, and we and our subsidiary have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. The Standing Committee of the National People’s Congress, or the SCNPC, or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or any of our subsidiary to obtain regulatory approval from Chinese authorities before future offerings in the U.S. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiary (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any regulation by PRC government based on the objective of optimizing the market.

In addition, since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (1) establishing the National Anti-Monopoly Bureau; (2) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law (draft Amendment published on October 23, 2021 for public opinions), the anti-monopoly guidelines for various industries, and the detailed Rules for the Implementation of the Fair Competition Review System; and (3) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this prospectus, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange because neither the Company nor its subsidiary engage in monopolistic behaviors that are subject to these statements or regulatory actions.

On March 24, 2021, the U.S. Securities and Exchange Commission (the “SEC”) adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act (the “HFCAA”). An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The Accelerating Holding Foreign Companies Accountable Act (“AHFCA Act”), which was enacted on December 29, 2022, amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to Public Company Accounting Oversight Board (the “PCAOB”) inspections for two consecutive years instead of three consecutive years, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed a prospectus with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Enrome LLP, the independent registered public account firm that issued the audit reports for the fiscal years ended December 31, 2025, 2024, and 2023 included elsewhere in this prospectus, serves as auditor of companies that are traded publicly in the United States and firms registered with the PCAOB, and are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such auditor’s compliance with the applicable professional standards. Enrome LLP is headquartered in Singapore, and the PCAOB performed an onsite inspection in April 2025; however, Enrome LLP is still awaiting the results of the inspection as of the date of this Annual Report. While Enrome LLP is based in Singapore, it is registered with PCAOB and subject to PCAOB inspection. In the event it is later determined that the PCAOB is unable to inspect or investigate completely Enrome LLP because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of our securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Enrome LLP is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to future offerings, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

Elong is a holding company with no operations of its own. We conduct our operations in the PRC primarily through our subsidiary established in the PRC. We may rely on dividends to be paid by our subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our equity structure is a direct holding structure. Within our direct holding structure, the cross-border transfer of funds within our corporate entities is legal and compliant with the laws and regulations of the PRC. After the foreign investors’ funds enter Elong, Elong is permitted under the Cayman laws to provide funding to our subsidiary in the PRC through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Our subsidiary in Hong Kong is permitted under Hong Kong laws to provide funding to our subsidiary in the PRC.

Subject to the Companies Act (Revised) of the Cayman Islands (the “Cayman Companies Act”) and our memorandum and articles of association, subject to any rights and restrictions for the time being attached to any shares, our Board of Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of our funds lawfully available therefor. Subject to any rights and restrictions for the time being attached to any shares, we by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by our Board of Directors. Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. Withholding tax regarding dividends is exempted in Hong Kong.

Elong has no plans to declare cash dividends in the near term, but as a holding company, Elong may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders and neither Elong nor its subsidiaries has maintained cash management policies which dictate the purpose, amount and procedure of cash transfers between the entities. The ability of its subsidiaries to pay dividends to Elong, however, is subject to the debt they incur on their own behalf and/or laws and regulations applicable to them. The statutory reserve fund requires that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the aggregate amount of such fund reaches 50% of their registered capital. In addition, the PRC EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. As of the date of this prospectus, Elong has not declared or paid any dividends or distributions on equity to its shareholders.

Elong may make loans and additional capital contribution to its subsidiaries or branches, subject to certain requirements under the PRC laws. Elong has no plans to declare cash dividends in the near term, but as a holding company. In addition, the PRC Subsidiary generate their revenue primarily in Renminbi, and cash transfers from the PRC Subsidiary to their parent companies outside of PRC are subject to requirements under foreign exchange regulations. As a result, the funds and assets may not be available to fund operations or for other use outside of PRC due to failure to comply with such regulations in or the imposition of restrictions and limitations on the ability of Elong or its subsidiaries by the PRC government to transfer cash or assets. For more details, see “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

Subject to the applicable laws and regulations, cash may be transferred within the group in the following manner: (1) Elong may transfer funds to its subsidiaries, including the PRC Subsidiary, by way of capital contributions, inter-group advances or loans; (2) Elong’s subsidiaries, including the PRC Subsidiary, may make dividends or other distributions to Elong.

In addition, each of our PRC Subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

Certain payments from our PRC Subsidiary to the Hong Kong subsidiary are subject to PRC taxes, including business taxes and a value-added tax (the “VAT”). Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Elong to Elong Power HK, Elong Power International and TMT, or from Elong Power HK, Elong Power International and TMT to Elong. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board of Directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the Board of Directors deems relevant, and subject to the restrictions contained in any future financing instruments.

To ensure foreign exchange market and exchange rate stability, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital optimization measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital supervision and our PRC Subsidiary’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes supervision on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our any of our PRC Subsidiary incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Class A Ordinary Shares.

During the period from January 1, 2026 to the date of this prospectus and fiscal years ended December 31, 2025, 2024, and 2023, no cash or asset transfers have occurred among the Company and its subsidiaries and we have not declared any dividends to our shareholders. We do not expect to pay any cash dividends in the foreseeable future. We do not have any cash management policies that dictate the amount of such funds and how such funds are transferred.

We have engaged Maxim Group LLC as our exclusive placement agent (“Maxim” or the “Placement Agent”). The Placement Agent has no obligation to purchase and are not purchasing or selling the securities offered by us, and is not required to arrange for the purchase or sale of any specific number or dollar amount of our securities, but will use its reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. Because there is no minimum offering amount required as a condition to closing in this offering the actual offering amount, the Placement Agent’s fee, and proceeds to us, if any, is not presently determinable and may be substantially less than the total maximum offering amounts set forth above and throughout this prospectus. We have agreed to pay the Placement Agent the fee set forth in the table above and to provide reimbursement of certain expenses and certain other compensation to the Placement Agent. See “Plan of Distribution” of this prospectus for more information regarding these arrangements.

	Per Unit Consisting of One Class A Ordinary Share and One Warrant	Per Pre-Funded Unit Consisting of One Pre-Funded Warrant and One Warrant	Total Gross Proceeds (4)
Offering price(1)	$	$	$
Placement Agent’s fees(2)	$	$	$
Proceeds, before expenses, to us(3)	$	$	$

(1)	Each Unit is offered at an offering price of US$[*].
(2)	We have agreed to pay the Placement Agent a cash fee equal to seven percent (7%). We have also agreed to reimburse the Placement Agent for certain of their offering-related expenses. See “Plan of Distribution” beginning on page 55 of this prospectus for a description of the compensation to be received by the Placement Agent.
(3)	We estimate the total expenses of this offering payable by us, excluding the Placement Agent’s fees and reimbursement of the Placement Agent’s expenses, will be approximately US$[*].
(4)	Total gross proceeds are calculated assuming the sales of all the securities being offered in this offering, the full exercise of the Pre-Funded Warrants, if there is any issuance of Pre-Funded Units.

If we complete this offering, net proceeds will be delivered to us on the closing date. We expect to deliver the securities against payment in U.S. dollars in New York, NY to investors on or about [*], 2026, subject to satisfaction of certain customary closing conditions.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Maxim Group LLC

Prospectus dated [*], 2026.

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ABOUT THIS PROSPECTUS

We and the Placement Agent have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you and which we have filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for our securities is made to the public in the Cayman Islands The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Commonly Used Defined Terms

Except where the context otherwise requires and for purposes of this prospectus only, “we,” “us,” “our company,” “Company,” “our” and “Elong” refer to Elong Power Holding Limited, a Cayman Islands company limited by shares. We have the following subsidiaries:

●	“2025 Annual Report”, means the 2025 Annual Report on 20-F filed by the Company on April 20, 2026;

●	“Elong BVI”, means “Elong Power Holding Co., Ltd.”, a limited company formed under the laws of the British Virgin Islands and a wholly-owned subsidiary of Elong;

●	“Elong HK Holding”, means “Elong Power (Hong Kong) Holding Limited”, a Hong Kong limited company formed under the laws of Hong Kong and a wholly-owned subsidiary of Elong Power BVI;

●	“Elong Beijing”, means “Elong Power (Beijing) Co., Ltd.”, a PRC limited company formed under the laws of the PRC and a wholly-owned subsidiary of Elong Power HK Holding;

●	“TMT”, means “TMT Acquisition Corp”, a Cayman Islands company limited by shares and a wholly-owned subsidiary of Elong.

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Unless otherwise stated in this prospectus or the context otherwise requires:

●	“Business Combination”, means the transactions contemplated by the Business Combination Agreement dated February 29, 2024, including the merger of ELong Power Inc. with and into TMT, in accordance with the Cayman Companies Act, following which the separate corporate existence of ELong Power Inc. ceased and TMT continues as the surviving company and a wholly-owned subsidiary of Elong;

●	“Cayman”, means the Cayman Islands;

●	“China” or the “PRC”, means the People’s Republic of China, in which the Hong Kong Special Administrative Region of the PRC and the Macau Special Administrative Region of the PRC are included;
●	“Class A Ordinary Shares” means the class A ordinary shares of Elong, par value of US$0.0128 per share;

●	“Class B Ordinary Shares” means the class B ordinary shares of Elong, par value of US$0.0128 per share;

●	“Elong’s M&A” means the fifth amended and restated memorandum and articles of association of Elong adopted by a special resolution passed on March 5, 2026;

●	“Hong Kong” means the Hong Kong Special Administrative Region of the PRC;

●	“Ordinary Shares” means the Class A Ordinary Shares and Class B Ordinary Shares of Elong, par value US$0.0128 per share;

●	“PRC laws and regulations” refers to the laws and regulations of the PRC, without reference to the laws and regulations of Hong Kong and Macao Special Administrative Regions of the People’s Republic of China, and the relevant regulations of Taiwan region;

●	“PRC Subsidiary” means Elong Beijing;

●	“RMB” or “Renminbi” refers to the legal currency of mainland China; and

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The consolidated balance sheets balances, with the exception of equity at December 31, 2025 and 2024, were translated at RMB6.9931 and RMB7.2993 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the consolidated income statements and cash flows for the years ended December 31, 2025 and 2024 were RMB7.1875 and RMB7.1957 to $1.00, respectively.

We obtained the industry and market data used in this prospectus or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus.

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SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this prospectus may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Risk Factors,” and elsewhere in this prospectus, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this prospectus reflect our views and assumptions only as of the date this prospectus is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our securities, discussed under “Risk Factors” before deciding whether to buy our securities.

Overview

Elong is an exempted company with limited liability incorporated under the laws of the Cayman Islands. We carry out our business in China primarily through our PRC Subsidiary.

Through our operating subsidiary, we are committed to the research and development, sales and service of energy storage systems. Our core competitiveness lies in our technical evaluation and integration capabilities. We focus on selecting OEM partners with advanced AI-driven energy storage solutions and integrating high-precision battery management system (“BMS”) technologies into our product portfolio. We do not develop these technologies ourselves but rely on our partners’ proven capabilities to deliver reliable, high-performance products to our customers. Our solutions are designed to meet the needs of high-value energy storage applications, primarily targeting overseas residential storage, overseas commercial and industrial (“C&I”) storage, and China’s grid-side energy storage markets.

Investors in our securities should be aware that they may never directly hold equity interests in the PRC operating entities, but rather purchasing equity solely in Elong, our Cayman holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

Corporate Structure and History

Our equity structure is a direct holding structure. Below is a chart illustrating our corporate structure:

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Subsidiaries	Place of incorporation	Date of incorporation	Percentage of ownership	Principal activities
Elong Power Holding Co., Limited (“Elong BVI”)	BVI	October 15, 2024	100%	Investment holding
Elong Power (Hong Kong) Holding Limited (“Elong HK Holding”)	Hong Kong	October 29, 2024	100%	Investment holding
Elong Power (Beijing) Co., Ltd. (“Elong Beijing”)	Beijing, PRC	April 26, 2024	100%	Operations, sales and R&D
TMT Acquisition Corp (“TMT”)	Cayman Islands	July 6, 2021	100%	Investment Holding
TMT Merger Sub, Inc. (“TMT Sub”)	Cayman Islands	November 3, 2023	100%	Investment Holding

The Business Combination with TMT

References to share and per share data of described in this Section titled “The Business Combination with TMT” have not been adjusted to give effect to the Share Consolidations.

On November 21, 2024 (the “Closing Date”), Elong, TMT, and ELong Power Inc., a Cayman Islands exempted company and formerly a wholly-owned subsidiary of Elong (“Merger Sub”), consummated a business combination (the “Business Combination”) pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated February 29, 2024 (the “Business Combination Agreement”). The Business Combination was accomplished by way of the following transaction steps:

●	At the closing of the Business Combination (the “Closing”), Merger Sub merged with and into TMT (the “Merger”), with TMT continuing as the surviving entity and becoming a wholly owned subsidiary of Elong. At the effective time of the Merger (the “Effective Time”), (i) each ordinary share of TMT, par value $0.00001 per share (“TMT Ordinary Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than TMT Excluded Shares and TMT Dissenting Shares (as each is defined below)) converted into one Class A ordinary share of Elong, par value $0.00001 per share (“Elong Class A Ordinary Share”), (ii) each right of TMT (“TMT Right”) issued and outstanding immediately prior to the Effective Time automatically converted in accordance with its terms into 2/10 of one TMT Ordinary Share, and then further converted into 2/10 of one Elong Class A Ordinary Share, and (iii) each unit of TMT, consisting of one TMT Ordinary Share and one TMT Right (“TMT Unit”), issued and outstanding immediately prior to the Effective Time automatically and mandatorily separated into its component parts and the TMT Ordinary Shares and TMT Rights included within such TMT Units automatically converted into Elong Class A Ordinary Shares as described above.

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●	Prior to the Closing, Elong effectuated a share surrender (with an effect identical to that of a reverse share split) of the Elong Class A Ordinary Shares and Class B ordinary shares of Elong, par value $0.00001 per share (“Elong Class B Ordinary Shares” and collectively with the Elong Class A Ordinary Shares the “Elong Ordinary Shares”), such that, immediately thereafter, Elong had 45,000,000 Elong Ordinary Shares, consisting of 39,222,563 Elong Class A Ordinary Shares and 5,777,437 Elong Class B ordinary share of Elong, par value $0.00001 per share (“Elong Class B Ordinary Share”), issued and outstanding. All of the Elong Class B Ordinary Shares are held by GRACEDAN CO., LIMITED (the “Supporting Shareholder”). Because each Elong Class B Ordinary Share entitles the holder thereof to 50 votes on all matters subject to vote at general meetings of Elong at the time of the Closing, the Supporting Shareholder holds a majority of the total voting power of Elong following the Closing, as described herein.
●	Concurrently with the Closing, Elong consummated the PIPE Financing (as defined below), pursuant to a subscription agreement entered into by Elong and an accredited investor (the “PIPE Investor”) prior to the Closing, which provided for the purchase by the PIPE Investor of $7,000,000 in Elong Class A Ordinary Shares (the “PIPE Financing”). The PIPE Investor, together with 2TM Holding LP, a Delaware limited partnership and sponsor of TMT (the “Sponsor”), and the representative of the underwriters of TMT’s initial public offering (the “Representative”), also entered into the Amended and Restated Registration Rights Agreement with Elong, pursuant to which the Sponsor, the Representative and the PIPE Investors have customary registration rights, including three sets of demand rights and piggy-back rights, with respect to the shares of Elong Class A Ordinary Shares held by such parties following the consummation of the Business Combination.
●	At the Closing, the Supporting Shareholder deposited 300,000 Elong Class B Ordinary Shares (the “Indemnification Shares”) with Continental as escrow agent (the “Escrow Agent”), which shall be held in escrow as security for the Supporting Shareholder’s indemnification obligations on behalf of Elong and be subject to surrender and forfeiture under the terms of Business Combination Agreement and the escrow agreement entered into and effective as of the Closing with the Escrow Agent (the “Indemnification Escrow Agreement”).
●	After the Closing, the Supporting Shareholder will be entitled to receive up to 9,000,000 Elong Class A Ordinary Shares (the “Earnout Shares”) solely upon the achievement of certain financial targets during the fiscal years ended December 31, 2024 and 2025 or upon the completion by Elong of certain change in control transactions, in each case in accordance with the terms of the Business Combination Agreement and the escrow agreement entered into and effective as of the Closing with the Escrow Agent covering the treatment and release of the Earnout Shares (the “Earnout Escrow Agreement”).

As a result of the Business Combination, TMT became a wholly owned subsidiary of Elong, the security holders of TMT immediately prior to the Effective Time became security holders of Elong, and Elong became a public company listed on the Nasdaq Capital Market.

Summary of Risk Factors

Investing in our securities involves significant risks. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully under “Risk Factors” beginning on page 25 of this prospectus and in “Item 3. Key Information – 3.D. Risk Factors” in our 2025 Annual Report.

Risks Related to Elong’s Business

●	It may be difficult to evaluate our business prospects, and we may not be successful in expanding our operations or managing our growth. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Certain components of our battery energy storage systems pose safety risks that may cause accidents, which could lead to liability to us, cause delays in the supply of our products and/or adversely affect market acceptance. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	We have incurred significant losses and we may continue to experience losses in the future. See “See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	We may fail to recover our trade and bills receivables in a timely manner, which may affect our financial condition and results of operations. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	We may be unable to meet our future capital requirements, which could limit our ability to grow and have a material adverse effect on our financial position and the results of operations. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	The demand for battery energy storage systems in transportation and other markets depends on the attractiveness of fossil fuel alternatives. Extended periods of low oil prices could adversely affect demand for electric and hybrid electric vehicles. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	We may not be able to maintain our competitive position due to competition from other battery energy storage system providers, many of which have significantly greater resources. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	If we are unable to anticipate customer preferences and successfully develop attractive products, it could negatively impact our revenue and profitability. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

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●	Developments in alternative technology may adversely affect the demand for our battery products. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	We mainly market lithium-based battery energy storage systems. If a viable substitute product or chemistry to lithium-based battery energy storage systems emerges and gains market acceptance, our business, financial condition and results of operations will be materially and adversely affected. Furthermore, our failure to keep up with rapid technological changes and evolving industry standards within the lithium-based battery energy storage system market may cause our products to become obsolete and less marketable, resulting in loss of market share to our competitors. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Our future depends on the needs and success of our customers, as well as the demand for our customers’ products or services. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	We may incur significant costs because of the warranties we supply with our products and services. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	If we cannot continue to develop and commercialize new products in a timely manner, and at favorable margins, we may not be able to compete effectively. Even if we are able to develop new products, a change in our product, customer or geographic mix may cause our results of operations to differ substantially from our anticipated results in any particular period. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	We may experience significant delays in the design and launch of our new products, which could harm our business, prospects, financial condition and operating results. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Our failure to cost-effectively procure our battery energy storage systems in quantities which satisfy our customers’ demand and product specifications and their expectations for product quality and reliable delivery could damage our customer relationships and result in significant lost business opportunities for us. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	We may not be able to accurately plan our procurement based on our sales contracts, which may result in excess product inventory or product shortages. S See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Our battery energy storage systems rely on software and hardware that are highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	We purchase certain key inventories and components from third parties, and we may not be able to secure our supply of key inventories in a stable and timely manner. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	If rising prices or reduced availability of inventories continues to persist, our business and results of operations may be adversely affected. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	To the extent we enter into strategic relationships, we will be dependent upon our partners. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and harm our financial results. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Under certain circumstances, our customers can cancel or terminate their contracts. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

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●	Our lengthy and variable sales cycle makes it difficult for us to accurately forecast our revenue and other operating results. As a result, we expect our results of the operation to fluctuate on a quarterly and annual basis, which could cause our share price to fluctuate or decline. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	We experience fluctuations in quarterly and annual operating results. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Our working capital requirements involve estimates based on the demand expectations of our customers and may decrease or increase beyond those currently anticipated, which could adversely impact our operating results and financial condition. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	The success of our business depends on our ability to attract, train and retain highly-skilled employees and key personnel. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	We may acquire or invest in other companies or technologies, which could divert our management’s attention, result in dilution to our shareholders and otherwise disrupt our operations and adversely affect our business. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	While we currently reinvest all cash generated by our PRC Subsidiary in our PRC operations, impediments to moving cash out of the PRC, if needed in the future, could hamper any growth and diversification that we are pursuing. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Our planned expansion into new applications and markets pose additional risks which could adversely affect our business, financial condition and results of operations. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	We may require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	We may be subject to financial and reputational risks due to product recalls and product liability claims, and we could face substantial liabilities which exceed our resources. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Our operations expose us to litigation, environmental and other legal compliance risks, including increased climate change legislation restricting greenhouse gas emissions. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Our products as installed in the products of our customers are subject to various products and industry standards and the failure of such products to satisfy such mandated safety standards could have a material adverse effect on the demand for our products, our business and our operating results. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

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●	The uncertainty in global economic conditions, such as those associated with the recent conflicts in the Middle East and Russia’s invasion of Ukraine, could negatively affect our operating results. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Our facilities or operations could be damaged or adversely affected as a result of natural disasters and other catastrophic events. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Our connected products and our website, systems, and data we maintain may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Social media platforms present risks and challenges that could cause damage to our brand and reputation, and which could subject us to liability, penalties and other restrictive sanctions. See “Risk Factors - Risks Related to Elong’s Business” on page 3 of this prospectus.

Risks Related to Elong’s Intellectual Property

●	Our success depends on our ability to obtain, maintain and protect our intellectual property rights. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us loss of significant rights and inability to continue providing our existing product offerings. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	We may have difficulties transferring and communicating technology globally. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

Risks Related to Doing Business in China

●	Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	There are procedural requirements for foreign regulatory bodies to conduct investigations or inspections of Elong’s operations in China. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Because substantially all of Elong’s operations are in China, Elong’s business is subject to the evolving and complex laws and regulations in China, which are different in material aspects from the laws of the United States. The uncertainties with respect to the PRC legal system and with respect to the interpretation and enforcement of PRC laws and regulations could have a material adverse effect on Elong. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

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●	The PRC government may exercise significant oversight over the conduct of Elong’s business, and may influence or exert control over Elong’s operations, which could result in a material change in Elong’s operations and/or the value of our Class A Ordinary Shares. Changes in China’s economic or social conditions or government policies could have a material adverse effect on Elong’s business, results of operations, financial condition, and the value of Elong’s securities. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	It may be difficult for shareholders to enforce foreign judgments or to bring actions in China against Elong or Elong’s management named in this prospectus based on foreign laws. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	The approval of and the filing with the CSRC may be required in connection with our future offering under PRC laws. As a result, our future offering may be contingent upon the completion of such filing procedures, and we cannot predict whether we will be able to obtain such approval or complete such filing in a timely manner, or even at all. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	The approval of and the filing with CAC or other PRC government authorities may be required in connection with our capital raising activities under PRC laws, and, if required, we cannot predict whether we will be able, or how long it will take, to obtain such approval or complete such filing. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent Elong from using the proceeds of offshore fund-raising activities, to make loans or additional capital contributions to PRC Subsidiary, which could materially and adversely affect its liquidity and its ability to fund and expand its business. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Elong may experience delays and/or failures in obtaining and renewing relevant PRC governmental approvals, licenses, permits or others required for its new construction/expansion projects. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect Elong’s business and results of operations. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Elong may be involved in legal or other proceedings arising out of their operations from time to time and may face reputational risks and significant liabilities as a result. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	PRC regulations relating to investments in offshore companies by PRC residents may subject PRC-resident beneficial owners or PRC Subsidiary to liability or penalties, limit Elong’s ability to inject capital into PRC Subsidiary or limit PRC Subsidiary’ ability to increase their registered capital or distribute profits to it, or may otherwise adversely affect Elong. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

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●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	We may rely on dividends and other distributions on equity paid by PRC Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Dividends payable to foreign investors and gains on the sale of Class A Ordinary Shares by foreign investors may become subject to PRC tax law. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Elong’s shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	The requirements and legal procedures of currency conversion may limit the ability of Elong to utilize their revenues effectively and affect the value of your investment. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Elong’s securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely Elong’s auditor. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

●	Fluctuations in the value of the Renminbi may materially adversely affect your investment. See “Item 3. Key Information— 3.D. Risk Factors” in our 2025 Annual Report.

Risks Related to Elong’s Securities and the Offering

●	The dual class structure of our Class A Ordinary Shares and Class B Ordinary Shares has the effect of concentrating voting control with our CEO and Chairman of the Board and his affiliates. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 25 of this prospectus);

●	Nasdaq may halt trading in our Class A Ordinary Shares on Nasdaq or delist our Class A Ordinary Shares for public interest concerns as a result of this offering. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 25 of this prospectus);

●	Elong’s stock price may be volatile in the future, which could lead to losses by investors and costly securities litigation. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 26 of this prospectus);

●	It is not expected that Elong will pay dividends in the foreseeable future. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 27 of this prospectus);

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●	An active trading market for Class A Ordinary Shares may not be sustained. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 28 of this prospectus);

●	There can be no assurance that Elong will be able to comply with the continued listing standards of Nasdaq and our Class A Ordinary Shares could be delisted from Nasdaq or trading could be suspended. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 28 of this prospectus);

●	If securities or industry analysts either do not publish research about Elong or publish inaccurate or unfavorable research about us, Elong’s business, or its market, or if they change their recommendations regarding Class A Ordinary Shares adversely, the trading price or trading volume of the Class A Ordinary Shares could decline. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 28 of this prospectus);

●	As a public company, Elong is subject to U.S. federal securities laws and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes-Oxley Act. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 28 of this prospectus);

●	Elong is an emerging growth company within the meaning of the Securities Act, and if Elong takes advantage of certain exemptions from disclosure requirements available to “emerging growth companies”, this could make Elong’s securities less attractive to investors and may make it more difficult to compare Elong’s performance with other public companies. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 29 of this prospectus);

●	Elong is a foreign private issuer and, as a result, Elong will not be subject to U.S. proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 29 of this prospectus);

●	As a foreign private issuer, and as permitted by the listing requirements of the Nasdaq, Elong is permitted to follow certain home country governance practices rather than the corporate governance requirements of Nasdaq. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 29 of this prospectus);

●	Elong may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 30 of this prospectus);

●	Because Elong is incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 30 of this prospectus);

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●	Elong’s M&A generally provides that the United States District Court for the Southern District of New York will be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 31 of this prospectus);

●	There is no public market for the Common Warrants or the Pre-Funded Warrants (see “Risk Factors — Risks Related to Elong’s Securities and the Offering” on page 31 of this prospectus);

●	The Common Warrants and the Pre-Funded Warrants in this offering are speculative in nature. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 31 of this prospectus);

●	Holders of the Common Warrants and the Pre-Funded Warrants will not have rights of holders of our Class A Ordinary Shares until such warrants are exercised. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 32 of this prospectus);

●	The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 32 of this prospectus);

●	We have broad discretion in the use of the net proceeds from this offering and may not use them effectively. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 32 of this prospectus);

●	The price of the Class A Ordinary Shares and other terms of this offering have been determined by us along with our Placement Agent. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 32 of this prospectus);

●	If you purchase our securities in this offering, you will incur immediate and substantial dilution in the book value of your shares. (see “Risk Factors - Risks Related to Elong’s Securities and the Offering” on page 33 of this prospectus).

Legal and Operational Risks of Operating in the PRC

Because all of our operations are located in the PRC through our PRC Subsidiary, we are subject to certain legal and operational risks associated with our operations in China, including changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operations. PRC laws and regulations governing our current business operations are evolving, and therefore, the adjustment may result in a material change in our operations and the value of our Class A Ordinary Shares, or could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We do not believe that our subsidiary is directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data or implicate cybersecurity. As of the date of this prospectus, according to our PRC counsel, Beijing New Bridge Law Firm, although we are required under the Overseas Listing Trial Measures to complete the filing procedure in connection with our offering (including this offering and any subsequent offering) within three business days after such offering is completed, no relevant PRC laws or regulations in effect requires that we or our subsidiary obtain permission from any PRC authorities to issue securities to foreign investors, and we and our subsidiary have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. The Standing Committee of the National People’s Congress, or the SCNPC, or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or our subsidiary to obtain regulatory approval from Chinese authorities before future offerings in the U.S. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiary (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental.

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For a more detailed discussion, see “- Cash and Asset Flows Through Organization”, “- Implications of Holding Foreign Company Accountable Act”, “- PRC Regulatory Permissions” beginning on page 13 of this prospectus and “Risk Factors - Risks Related to Doing Business in China” in “Item 3. Key Information – 3.D. Risk Factors” in our 2025 Annual Report.

Cash and Asset Flows Through Organization

Dividend Distribution and Taxation: Elong has no plans to declare cash dividends in the near term, but as a holding company, Elong may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders and neither Elong nor its subsidiaries has maintained cash management policies which dictate the purpose, amount and procedure of cash transfers between the entities. The ability of its subsidiaries to pay dividends to Elong, however, is subject to the debt they incur on their own behalf and/or laws and regulations applicable to them. The statutory reserve fund requires that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the aggregate amount of such fund reaches 50% of their registered capital. In addition, the PRC EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. As of the date of this prospectus, Elong has not declared or paid any dividends or distributions on equity to its shareholders.

Foreign Exchange Regulation: Elong may make loans and additional capital contribution to its PRC Subsidiary, subject to certain requirements under the PRC laws. Elong has no plans to declare cash dividends in the near term, but as a holding company. In addition, the PRC Subsidiary generates its revenue primarily in RMB, and cash transfers from the PRC Subsidiary to their parent companies outside of PRC are subject to requirements under foreign exchange regulations. As a result, the funds and assets may not be available to fund operations or for other use outside of PRC due to failure to comply with such regulations in or the imposition of restrictions and limitations on the ability of Elong or its subsidiaries by the PRC government to transfer cash or assets. For more details, see “Risk Factors - Risks Related to Doing Business in China” in “Item 3. Key Information – 3.D. Risk Factors” in our 2025 Annual Report.

Transfer of Cash: Subject to the applicable laws and regulations, cash may be transferred within the group in the following manner: (1) Elong may transfer funds to its subsidiaries, including the PRC Subsidiary, by way of capital contributions, inter-group advances or loans; (2) Elong’s subsidiaries, including the PRC Subsidiary, may make dividends or other distributions to Elong.

During the period from January 1, 2026 to the date of this prospectus and fiscal years ended December 31, 2025, 2024 and 2023, no cash or asset transfers have occurred among the Company and its subsidiaries and we have not declared any dividends to our shareholders. We do not expect to pay any cash dividends in the foreseeable future. We do not have any cash management policies that dictate the amount of such funds and how such funds are transferred.

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Permissions or Approval Required from the PRC Authorities for the PRC Subsidiary’s Operations

Elong conducts its business primarily through its PRC Subsidiary in China. The PRC Subsidiary’s operations in China are governed by PRC laws and regulations. As of the date of this prospectus, except as disclosed in this prospectus, the PRC Subsidiary has obtained and have not been denied for the requisite licenses and permits from the PRC authorities that are required for their business operations in China.

However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, Elong may be required to obtain additional licenses, permits, filings or approvals for its business operations in the future. If (i) Elong or its subsidiary do not receive or maintain any permission or approval required of Elong or its subsidiary, (ii) Elong or its subsidiary inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change, and Elong or its subsidiary becomes subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If Elong is unable to do so, in a timely manner or otherwise, Elong may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against Elong, and other forms of sanctions, and the PRC Subsidiary’s ability to conduct its business, invest in mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and the PRC Subsidiary’s business, reputation, financial condition, and results of operations may be materially and adversely affected, and the value of our Class A Ordinary Shares could significantly decline or become worthless.

Implications of Holding Foreign Company Accountable Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The Accelerating Holding Foreign Companies Accountable Act (“AHFCA Act”), which was enacted on December 29, 2022, amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed a prospectus with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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Enrome LLP, the independent registered public account firm that issued the audit reports for the fiscal years ended December 31, 2025, 2024 and 2023 included elsewhere in this prospectus, serves as auditor of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such auditor’s compliance with the applicable professional standards. Enrome LLP is headquartered in Singapore and the PCAOB performed an onsite inspection in April 2025; however, Enrome LLP is still awaiting the results of the inspection as of the date of this Annual Report. While Enrome LLP is based in Singapore, it is registered with PCAOB and subject to PCAOB inspection. In the event it is later determined that the PCAOB is unable to inspect or investigate completely Enrome LLP because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of our securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Enrome LLP is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to future offerings, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors - Risks Related to Doing Business in China - “Elong’s securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely Elong’s auditor.” on page [*] of this prospectus.

PRC Regulatory Permissions

Elong conducts its business primarily through its PRC Subsidiary in China. The PRC Subsidiary’s operations in China are governed by PRC laws and regulations. As of the date of this prospectus, the PRC Subsidiary have obtained and have not been denied for the requisite licenses and permits from the PRC authorities that are required for their business operations in China.

However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, Elong may be required to obtain additional licenses, permits, filings or approvals for its business operations in the future. If (i) Elong or its subsidiary does not receive or maintain any permission or approval required of Elong or its subsidiary, (ii) Elong or its subsidiary inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change, and Elong or its subsidiary becomes subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If Elong is unable to do so, in a timely manner or otherwise, Elong may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against Elong, and other forms of sanctions, and the PRC Subsidiary’s ability to conduct its business, invest in mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and the PRC Subsidiary’s business, reputation, financial condition, and results of operations may be materially and adversely affected, and the value of our Class A Ordinary Shares could significantly decline or become worthless.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of domestic enterprises in China or assets and controlled by enterprises or individuals in China, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date hereof, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

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Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the CAC published the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Draft Measures for Network Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. On August 30, 2024, the executive meeting of The State Council deliberated and adopted the Administration Regulations on Network Data Security (Draft).

We believe that we will not be subject to the effective Cybersecurity Review Measures, because we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. We are also not subject to network data security review by the CAC if the Draft Measures for Network Data Security are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Draft Measures for Network Data Security.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the issuer’s main business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

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At the Press Conference, officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Overseas Listing Trial Measures or offer and list securities in an overseas market in violation of the Overseas Listing Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

As of the date of this prospectus, according to our PRC counsel, Beijing New Bridge Law Firm, although we are required under the Overseas Listing Trial Measures to complete the filing procedure in connection with our offering (including this offering and any subsequent offering) within three business days after such offering is completed, no relevant PRC laws or regulations in effect requires that we or our subsidiary obtain permission from any PRC authorities to issue securities to foreign investors, and we and our subsidiary have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Class A Ordinary Shares. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiary (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental.

See ““Risk Factors - Risks Related to Doing Business in China” in “Item 3. Key Information – 3.D. Risk Factors” in our 2025 Annual Report.

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Recent Developments

Energy Storage Equipment Sales Agreement

On May 18, 2024, a subsidiary of Elong entered into an energy storage equipment sales agreement, which became effective on May 30, 2024, with Nengjian Henan Urban Construction Engineering Co. The contract amount is RMB480,000,000 (USD 67,605,633) including tax. The delivery time for the equipment was initially set for not later than October 31, 2024, contingent upon the timing of the prepayment, which is currently under negotiation with the customer. The customer will pay 30% of the contract price within three months before the shipment of the equipment, 30% of the contract price within seven working days before the shipment of the equipment, and 30% of the contract price within seven working days after the equipment is installed and tested. An amount equal to 10% of the contract price will be reserved for 12 months as a quality guarantee deposit. The sales agreement includes other provisions customary for an agreement of its type. The project delivery was postponed due to the incomplete government approval documents of the customer. According to the latest communication with the customer, the delivery is now expected to be completed in 2025.

Battery Pack Sales Agreement

On June 12, 2024, a subsidiary of Elong entered into a battery pack sales agreement with Beijing Xinyuanhengyuan Technology Development Co., Ltd. which took effect on the same day. The contract amount is approximately RMB 80.5 million ($11.3 million) including tax. Under the contract, the customer shall pay approximately RMB 0.8 million ($0.1 million) (including a prepayment of RMB 0.3 million or $0.05 million) for a small batch of validation batteries. As of December 31, 2024, the Company has received a prepayment of RMB 0.2 million or USD 0.03 million. In 2024, the company delivered a total of 2 prototype units. After the customer confirmed the prototypes to be qualified, the customer will proceed with the procurement of the remaining batteries, which may be in multiple orders. The sales agreement includes other provisions customary for an agreement of its type.

Regain Compliance with Nasdaq Listing Rule 5250(c)(1)

On July 9, 2025 the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC indicating that, because the Company had not yet filed its annual report on Form 20-F for the fiscal year ended December 31, 2024, the Company did not comply with Nasdaq Listing Rule 5250(c)(1) for continued listing.

The Company filed the annual report on Form 20-F for the fiscal year ended December 31, 2024 on September, 22 2025.

On September 23, 2025, the Company received a letter from Nasdaq notifying the Company that, based on the September 22, 2025 filing of the Form 20-F, Nasdaq has determined that the Company complies with the Rule. Accordingly, the matter has been closed.

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Increase of Share Capital and Share Consolidations

References to share and per share data of described in this subsection have not been adjusted to give effect to the March 2026 Share Consolidation.

At the annual general meeting of shareholders of the Company held on November 24, 2025, the shareholders approved that the Company’s authorized share capital be increased from US$50,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 4,000,000,000 class A ordinary shares of a par value of US$0.00001 each and 1,000,000,000 class B ordinary shares of a par value of US$0.00001 each, to US$25,000,000 divided into 2,500,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 2,000,000,000,000 class A ordinary shares of a par value of US$0.00001 each and 500,000,000,000 class B ordinary shares of a par value of US$0.00001 each, by the creation of additional 1,996,000,000,000 Class A Ordinary Shares and 499,000,000,000 Class B Ordinary Shares.

It was further approved and authorized, among others, that

(i)	(A) one or more share consolidations of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares at a ratio of not less than two (2)-for-one (1) and not more than five-hundred (500)-for-one (1) aggregately, with the exact ratio to be set at a whole number within the aforementioned range and the exact date to be determined by the Board of Directors of the Company in its sole discretion within two years after the date of November 24, 2025 provided that the aggregate ratio shall not exceed five-hundred (500)-for-one (1) and that no fractional share shall arise from the share consolidations, and (B) any fractional shares resulting from the share consolidations be rounded up to the nearest whole Class A ordinary shares or and Class B ordinary shares ;

(ii)	the Board do all other such acts and things as the Board considers necessary or desirable for the purposes of the share consolidations, including determining the consolidation range and the exact date of the share consolidations and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the share consolidations; and

(iii)	the second amended and restated memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and the substitution in their place with the third amended and restated memorandum and articles of association to reflect the share capital increase and the share consolidations, with effect from the effective date of the share capital increase and the share consolidations.

According to the unanimous written resolutions of the Board passed on December 2, 2025, the share consolidation at the ratio of sixteen (16)-for-one (1) and the rounding up of any fractional shares resulting from the share consolidation to the nearest whole ordinary share to be effective on December 2, 2025 (the “December 2025 Share Consolidation”) were approved and took effect on December 2, 2025.

Upon the opening of the market on December 26, 2025, the Company’s Class A ordinary shares of a par value of US$0.00016 each began trading on the Nasdaq Capital Market on a post-December 2025 Share Consolidation basis under the current symbol “ELPW”. The new CUSIP number following the December 2025 Share Consolidation is G3016G111.

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The December 2025 Share Consolidation reduced the number of outstanding shares of the Company from approximately 61.3 million class A ordinary shares of a par value of US$0.00001 each and approximately 5.8 million class B ordinary shares of a par value of US$0.00001 each to approximately 3.8 million class A ordinary shares of a par value of US$0.00016 each and approximately 0.4 million Class B ordinary shares of a par value of US$0.00016 each, respectively. Every sixteen (16) outstanding class A ordinary shares or class B ordinary shares were combined into and automatically become one post- December 2025 Share Consolidation Class A Ordinary Share or Class B Ordinary Share, respectively. No fractional shares were issued in connection with the December 2025 Share Consolidation. Instead, the Company issued one full post- December 2025 Share Consolidation Class A Ordinary Share or Class B Ordinary Share, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. The par value of the Class A Ordinary Shares and Class B Ordinary Shares was increased in proportion to the ratio of the December 2025 Share Consolidation to $0.00016 per share and the number of authorized ordinary shares was reduced in proportion to the ratio of the December 2025 Share Consolidation to 125,000,000,000 Class A Ordinary Shares of a par value of US$0.00016 each and 31,250,000,000 Class B Ordinary Shares of a par value of US$0.00016 each.

In connection with the December 2025 Share Consolidation, the Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares and the par value, which became effective on December 2, 2025.

Unless specified otherwise, all references in this prospectus to share and per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the Share Consolidations.

Regain Compliance with Nasdaq Bid Price Requirement

On October 3, 2025, Elong received notification from Nasdaq notifying the Company that it is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1), because the closing bid price of the Company’s Class A Ordinary Shares was below $1.00 per share for 30 consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the Notification Date, until April 1, 2026, to regain compliance with the minimum bid price requirement.

On January 12, 2026, the Company received a letter from Nasdaq notifying the Company that, the Staff has determined that for the last 10 consecutive business days, from December 26, 2025 to January 9, 2026, the closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5450(a)(1), and this matter has been closed.

February 2026 Offering

References to share and per share data of described in this subsection have not been adjusted to give effect to the March 2026 Share Consolidation.

Registered Offering Completed on February 3, 2026 (“February First Offering”)

On February 2, 2026, we entered into an underwriting agreement with Maxim Group LLC (“Maxim”), pursuant to which the Company agreed to sell to Maxim and Maxim agreed to purchase from the Company, on a firm commitment basis, 2,400,000 units, each consisting of one Class A ordinary share of the Company, par value $0.00016 per share, and one warrant to purchase one Class A ordinary share, at an offering price of $3.16 per unit, for aggregate gross proceeds to the Company of approximately $7.6 million, before deducting underwriting discount, expenses and other estimated expenses payable by the Company.

Each warrant is exercisable immediately on the date of issuance at an initial exercise price of US$3.16 per share and will expire three (3) years from the date of issuance. The warrants contain certain reset mechanism and upon each reset to the exercise price for the warrants, the number of issuable warrant shares will be proportionately increased so that the aggregate exercise price of the warrants will remain the same. The warrants also provide for a zero exercise price option, in which the holder will receive two (2) Class A ordinary shares from each warrant that would originally exercisable for one Class A ordinary share, without payment of additional consideration.

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Maxim was also granted an option to purchase up to 360,000 additional Class A ordinary shares and/or 360,000 additional warrants to cover any over-allotment. On February 2, 2026, Maxim Group LLC partially exercised the over-allotment option with respect to 242,270 warrants.

The offering and the partial exercise of the over-allotment option closed on February 3, 2026. The Company intends to use the net proceeds from the offering for the working capital and other general corporate purposes.

As of the date of this prospectus, all of the warrants sold in this offering were fully exercised and Elong issued an aggregated of 5,828,758 Class A ordinary shares.

The securities in the offering were offered pursuant to the Company’s registration statement on Form F-1 (File No. 333-292937), which was filed with the SEC on January 26, 2026 and declared effective by the SEC on January 29, 2026.

Registered Offering Completed on February 27, 2026

On February 26, 2026, we entered into another underwriting agreement with Maxim, pursuant to which the Company sold an aggregate 21,700,000 units on the same term as in the February First Offering, each consisting of one Class A ordinary share of the Company, par value $0.00016 per share, and one warrant to purchase one Class A ordinary share, at an offering price of $0.3231 per unit, for aggregate gross proceeds to the Company of approximately $7 million, before deducting underwriting discount, expenses and other estimated expenses payable by the Company.

Maxim was also granted an option to purchase up to 3,255,000 additional Class A ordinary share at $0.3221 per share and/or 3,255,000 additional warrants at $0.001 per warrant to cover any over-allotment. On February 26, 2026, Maxim Group LLC partially exercised the over-allotment option with respect to 3,255,000 warrants.

The offering and the partial exercise of the over-allotment option closed on February 27, 2026. The Company intends to use the net proceeds from the offering for the working capital and other general corporate purposes.

As of the date of this prospectus, all of the warrants sold in this offering were fully exercised and Elong issued an aggregated of 77,764,364 Class A ordinary shares.

The securities in the offering were offered pursuant to the Company’s registration statement on Form F-1 (File No. 333-293527), which was filed with the SEC on February 17, 2026 and declared effective by the SEC on February 25, 2026.

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Further Increase of Share Capital and Increase of the Voting Rights of Class B Ordinary Shares

At the extraordinary general meeting of shareholders of the Company held on January 6, 2026, the shareholders approved, among other things, that (i) the voting rights attached to each Class B Ordinary Share be increased from fifty (50) votes to two hundred (200) votes on all matters subject to vote at general meetings of the Company, (ii) the Company’s authorized share capital be increased from US$25,000,000 divided into 156,250,000,000 ordinary shares of a par value of US$0.00016 each, comprising 125,000,000,000 Class A Ordinary Shares of a par value of US$0.00016 each and 31,250,000,000 Class B Ordinary Shares of a par value of US$0.00016 each, to US$240,000,000 divided into 1,500,000,000,000 ordinary shares of a par value of US$0.00016 each, comprising 1,200,000,000,000 Class A Ordinary Shares of a par value of US$0.00016 each and 300,000,000,000 Class B Ordinary Shares of a par value of US$0.00016 each, (iii) a new round of share consolidations of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares be implemented, at any one time or multiple times during a period of up to two years of the date of the meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations shall not be more than 4000:1, and the Board be authorized, at its absolute and sole discretion, to implement one or more share consolidations, and determine the exact consolidation ratio and effective date of each of such share consolidations, with any fractional shares rounding up to the nearest whole share, during a period of two years of the date of the meeting. It was further approved and authorized, among others, that the third amended and restated memorandum and articles of association of the Company be amended and restated by their deletion in their entirety and the substitution in their place with the fourth amended and restated memorandum and articles of association to reflect the share capital increase and the increase of voting rights of Class B Ordinary Shares, with immediate effect.

As authorized by the resolutions of the shareholders of Elong passed on January 6, 2026, by way of the unanimous written resolutions of the Board passed on March 5, 2026, the Board implemented a share consolidation at the ratio of eighty (80)-for-one (1) to be effective on March 10, 2026 (the “March 2026 Share Consolidation”) and the rounding up of any fractional shares resulting from the March 2026 Share Consolidation to the nearest whole ordinary share. The March 2026 Share Consolidation reduced the number of outstanding shares of the Company from approximately 113 million Class A ordinary shares of a par value of US$0.00016 each and approximately 361,090 Class B ordinary shares of a par value of US$0.00016 each to approximately 1.4 million Class A ordinary shares of a par value of US$0.0128 each and approximately 4,514 Class B ordinary shares of a par value of US$0.0128 each, respectively. The par value of the Class A ordinary shares and Class B ordinary shares will be increased in proportion to the ratio of the March 2026 Share Consolidation to $0.0128 per share and the number of authorized ordinary shares has been adjusted in proportion to the ratio of the March 2026 Share Consolidation to 15,000,000,000 Class A ordinary shares and 3,750,000,000 Class B ordinary shares.

Transfer to Nasdaq Capital Market and Regain Compliance of Market Value of Listed Securities and Market Value of Publicly Held Shares Requirements

On March 23, 2026, the Company submitted an application to the Nasdaq Stock Market LLC to transfer the listing of its Class A Ordinary Shares from the Nasdaq Capital Market to the Nasdaq Capital Market, for strategic purposes. On March 30, 2026, the Nasdaq Listing Qualifications department approved the Company’s request to transfer the Company’s Class A Ordinary Shares from the Global Market to the Capital Market. The transfer took effect at the opening of business on April 1, 2026, without change to the current ticker symbol “ELPW” or CUSIP designation to the Company’s Class A Ordinary Shares.

Market Value of Listed Securities

On October 3, 2025, the Company received a letter from the staff at Nasdaq notifying the Company that, for the 30 consecutive business days prior to the date of the letter, the Company’s Market Value of Listed Securities was below the minimum of $50 million required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A). In accordance with Nasdaq listing rule 5810(c)(3)(C), the Company has 180 calendar days from the notification date, or until April 1, 2026, to regain compliance.

On April 1, 2026, the Company received a letter from Nasdaq notifying the Company that the Staff has determined that, as the Company’s securities were transferred to the Capital Market, the Company has regained compliance with Listing Rule 5550(b)(1), and this matter has been closed.

Market Value of Publicly Held Shares

On the October 3, 2025, the Company also received a letter from the staff at Nasdaq notifying the Company that, for the 30 consecutive business days prior to the date of the letter, the Company’s Market Value of Publicly Held Shares was below the minimum of $15 million required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C). In accordance with Nasdaq listing rule 5810(c)(3)(D), the Company has 180 calendar days from the notification date, or until April 1, 2026, to regain compliance.

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On April 1, 2026, the Company received a letter from Nasdaq notifying the Company that the Staff has determined that, as the Company’s securities were transferred to the Capital Market, the Company has regained compliance with Listing Rule 5550(a)(5), and this matter has been closed.

Disposition of Elong Power International Co., Limited

On March 17, 2026, Elong and Elong Power International Co., Limited (“Elong BVI”) entered into an Equity Transfer Agreement with a non-affiliated third party (the “Buyer”), pursuant to which the Company agreed to sell to the Buyer 100% equity interest in Elong BVI, at a purchase price of $10,000. The sale of Elong BVI includes the sale of its subsidiaries, Elong Power (Hong Kong) International Limited, Elong Power (Ganzhou) Co., Ltd., Huizhou Jingyang Energy Technology Co., Ltd. (formerly known as Huizhou City Yipeng Energy Technology Co., Ltd), Ganzhou Zhangyang Energy Technology Co., Ltd. (formerly known as Ganzhou Yipeng Energy & Technology Co., Ltd.) and Zibo Jingyang New Energy Technology Co., Ltd. (formerly known as Zibo Yipeng Energy & Technology Co., Ltd.). The transaction closed on March 19, 2026.

The disposition of Elong BVI and its subsidiaries was mainly due to slowed growth and increased net loss in the sales of battery packs, battery cells, and battery spare parts and other such as sales of product waste and scraps. It is consistent with the Company’s strategic shift away from the battery cell sales. As part of its strategic realignment, the Company will continue to focus on the research and development, sales and service of energy storage systems to provide a foundation for long-term growth.

Issuance of Class B Ordinary Shares

In 2025, Yang (Hong Kong) International Limited (formerly known as Elong Power (Hong Kong) International Limited) (“Jingyang HK”) borrowed RMB0.8 million ($117,076) from Ms. Xiaodan Liu, a director, the Chief Executive Officer and the Chairwoman of the Board of Elong, bearing interest at 8% per annum and payable on demand. On December 31, 2025, Jingyang HK transferred its debt of RMB0.8 million ($117,076) owed to Ms. Liu and related interest payable to the Company under same terms (the “Loan”). The outstanding balance as of April 10, 2026 consists of $117,076 in principal and $9,230 in accrued and unpaid interest.

On April 8, 2026, the Company entered into a Partial Loan Settlement Agreement with Ms. Liu, and GRACEDAN CO., LIMITED, pursuant to which the Company agreed to issue 10,000 Class B ordinary shares of the Company, valued at $1.56 per share, the closing price of the Company’s Class A ordinary shares as of April 7, 2026, to GRACEDAN CO., LIMITED to settle $15,600 of the principal of the Loan owed. On April 13, 2026, the shares were issued to Ms. Liu.

The shares were issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act and Regulations S promulgated thereunder.

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THE OFFERING

Issuer	Elong Power Holding Limited

Units Offered by the Issuer	We are offering [*] Units at an assumed offering price of US$[*] per Unit, which was the last reported sales price of our Class A Ordinary Shares, as reported on the Nasdaq Capital Market on [*], 2026. Each Unit consists of one Class A Ordinary Share and one Common Warrant to purchase one Class A Ordinary Share.

We are also offering to each purchaser whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates, beneficially owning more than 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding Class A Ordinary Shares immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, Pre-Funded Units, each including one Pre-Funded Warrant and one Common Warrant.

For each Pre-Funded Unit we sell (without regard to any limitation on exercise set forth therein), the number of Units we are offering will be decreased on a one-for-one basis.

This prospectus also relates to the offering of the Class A Ordinary Shares issuable upon exercise of the Pre-Funded Warrants and Common Warrants.

Ordinary Shares outstanding immediately prior to this offering	1,412,789 Class A Ordinary Shares and 14,515 Class B Ordinary Shares as of the date of this prospectus.

Ordinary Shares outstanding immediately after this offering

[*] Class A Ordinary Shares, assuming (i) the sales of all the securities being offered in this offering at an assumed offering price of $[*] per Unit, (ii) no sale of the Pre-Funded Units, and (iii) no exercise of the Common Warrants; or

up to [*] Class A Ordinary Shares, assuming (i) the sales of all the securities being offered in this offering at an assumed offering price of $[*] per Unit, (ii) no sale of the Pre-Funded Units, and (iii) full exercise of the Common Warrants; and

14,515 Class B Ordinary Shares

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Description of Pre-Funded Warrants and Common Warrants

Each Pre-Funded Warrant will be exercisable for one Class A Ordinary Share. Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, up to 9.99%) of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise. The purchase price of each Pre-Funded Unit will equal the price per Unit minus $0.001, and the exercise price of each Pre-Funded Warrant will be $0.001 per Class A Ordinary Share. The Pre-Funded Warrants are immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

Each Common Warrant will be exercisable immediately to purchase one Class A Ordinary Share. Each Common Warrant will have an assumed initial exercise price of $[*] per Class A Ordinary Share ([  ]% of the offering price of each Unit in this offering, the “Basis Price”), will be exercisable upon issuance, and will expire three (3) year from the issuance date. The Common Warrants contain certain mechanisms for cashless exercise if at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the warrant shares. The Common Warrants also contain certain downward adjustment mechanism and anti-dilution provisions in the event of future dilutive issuance, share combinations and reverse splits.

For more information regarding the Pre-Funded Warrants and Common Warrants, you should carefully read the sections titled “Description of Shares and Certain Cayman Islands Consideration” and “Description of Warrants” in this prospectus.

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Voting Rights

Each Class A Ordinary Share shall entitle the holder to one (1) vote on all matters subject to vote at our general meetings, and each Class B Ordinary Share shall entitle the holder to two hundred (200) votes on all matters subject to vote at our general meetings.

Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder.

Use of Proceeds

We estimate that we will receive net proceeds of approximately US$[*] from this offering, assuming (i) the sales of all the securities being offered in this offering at an assumed offering price of $[*] per Unit, (ii) no sale of the Pre-Funded Units, and (iii) no exercise of the Common Warrants, after deducting estimated Placement Agent’s fees, reimbursement of Placement Agent’s expenses, and estimated offering expenses payable by us.

We anticipate using the net proceeds of this offering primarily for the working capital and other general corporate purposes.

See “Use of Proceeds” on page 35 for additional information.

Dividend Policy	We have not previously declared, or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend Policy” on page 36 for additional information.

Lock-up	Each of our executive officers and directors has agreed have agreed that we will not offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company without the Placement Agent’s prior written consent, during the 90 days’ period from the closing of the offering, and we have agreed to similar restrictions on the issuance, sale, disposal and registration (subject to certain exceptions) of our securities for 30 days following the closing of this offering, subject to certain exemptions.

Risk Factors	An investment in our securities involves substantial risks. You should be aware that Nasdaq may halt trading in our Class A Ordinary Shares and/or delist our Class A Ordinary Shares for public interest concerns. See “Risk Factors - Nasdaq may halt trading in our Class A Ordinary Shares on Nasdaq or delist our Class A Ordinary Shares for public interest concerns as a result of this offering.” on page 25 of this prospectus. You should read this prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes to those statements included elsewhere in this prospectus and in our 2025 Annual Report before investing in our securities.

Transfer Agent	Transhare Corporation

Nasdaq Listing Symbol	Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “ELPW.” There is no established public trading market for the Pre-Funded Warrants or the Common Warrants, and we do not expect a market to develop. We do not intend to apply for listing of the Pre-Funded Warrants or the Common Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Pre-Funded Warrants or the Common Warrants will be limited.

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RISK FACTORS

The information required by Item 3 of this Form F-1 is incorporated by reference from the 2025 Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on April 20, 2026. The Summary of Risk Factors can be found on page 3 of this registration statement on Form F-1.

Risks Related to Elong’s Securities and the Offering

The dual class structure of our Class A Ordinary Shares and Class B Ordinary Shares has the effect of concentrating voting control with our CEO and Chairman of the Board and his affiliates

As of the date of this report, the authorized share capital of the Company is US$240,000,000 divided into 18,750,000,000 ordinary shares of a par value of US$0.0128 each, comprising 15,000,000,000 Class A Ordinary Shares of a par value of US$0.0128 each and 3,750,000,000 Class B Ordinary Shares of a par value of US$0.0128 each, of which 1,412,789 Class A Ordinary Shares and 14,515 Class B Ordinary Shares are outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote, and each Class B Ordinary Share has two hundred (200) votes. The Class A Ordinary Shares would not be convertible into Class B Ordinary Shares. Because of the two hundred-to-one voting ratio between our Class B and Class A Ordinary Shares, the holder of our Class B Ordinary Shares will continue to control a majority of the combined voting power of our Class A Ordinary Shares and Class B Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval so long as the shares of Class B Ordinary Shares represent at least a majority of the voting power of all outstanding Ordinary Shares. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our shareholders.

Ms. Xiaodan Liu, the Chairwoman of our Board of Directors and the Chief Executive Officer, is the beneficial owner of the 7,032 Class A Ordinary Shares and 14,515 Class B Ordinary Shares held by GRACEDAN CO., LIMITED, and representing 67.4% of the aggregate voting power of our currently outstanding Ordinary Shares as of the date hereof. So long as Ms. Liu continues to control more than 50% of the voting power of Elong, it will be able to direct the election of all the members of the Elong Board. In addition, as long as Ms. Liu continues to control more than 50% of the voting power of Elong, it will have the ability to take certain shareholder action without the approval of any other shareholder. Similarly, Ms. Liu will have the ability to prevent the approval of any action submitted to the shareholders of Elong. If Ms. Liu does not provide any requisite approval or consent allowing Elong to take any such action when requested, Elong will not be able to engage in the related activities and, as a result, Elong’s business and its operating results may be harmed.

Due to the control by Ms. Liu over the voting power of Elong, Elong will be considered a “controlled company” under the Nasdaq rules. This will allow Elong to avoid complying with certain of the Nasdaq corporate governance rules, including the rules that require Elong to have a board comprised of at least 50% independent directors, to have board nominations either selected, or recommended for the board’s selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors and to have officer compensation determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or by a majority of the independent directors.

Nasdaq may halt trading in our Class A Ordinary Shares on Nasdaq or delist our Class A Ordinary Shares for public interest concerns as a result of this offering

Because of the highly dilutive nature of this offering, Nasdaq may halt trading in our Class A Ordinary Shares on Nasdaq or delist our Class A Ordinary Shares for public interest concerns or because our Class A Ordinary Shares continue to trade below Nasdaq’s minimum bid price as a result of this offering, even if we are otherwise able to regain compliance for continued listing on Nasdaq. A number of Nasdaq-listed companies have filed public disclosures regarding the receipt of notification letters indicating that Nasdaq made the determination to halt and/or delist such companies as a result of public interest concerns arising from the issuance of warrants with similar terms to, and similar potential dilutive impact as, the Common Warrants in this offering. Additionally, warrants with similar terms issued by other Nasdaq-listed companies have caused such Nasdaq-listed companies’ stock prices to drop below Nasdaq’s minimum bid price or made it more difficult for these companies to cause their stock prices to regain compliance with Nasdaq’s minimum bid price. Therefore, even if we consummate this offering at a price above Nasdaq’s minimum bid price, there can be no assurance that our Class A Ordinary Shares will not again drop below such price, which may cause Nasdaq to delist our Class A Ordinary Shares.

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If Nasdaq delists our securities from trading on its exchange for failure to meet its listing standards, and we are not able to list such securities on another national securities exchange, then our Class A Ordinary Shares could be quoted on an over-the-counter market. If this were to occur, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;
●	reduced liquidity for our securities;
●	a determination that the Class A Ordinary Shares are a “penny stock,” which will require brokers trading the Class A Ordinary Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;
●	a limited amount of news and analyst coverage; and
●	a decreased ability for us to issue additional securities or obtain additional financing in the future.

Elong’s stock price may be volatile in the future, which could lead to losses by investors and costly securities litigation.

The trading price of Class A Ordinary Shares may be subject to wide fluctuations in response to quarter-to-quarter variations in results of operations, announcements of technological innovations or new products introduced by Elong or its competitors, general conditions in the energy storage technology industries, changes in earnings estimates by analysts or other events or factors. In addition, the public stock markets recently have experienced high price and trading volatility. This volatility has significantly affected the market prices of securities of many of Elong’s publicly traded competitors for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of Class A Ordinary Shares.

You may not be able to resell your Class A Ordinary Shares at an attractive price due to a number of factors such as those listed in “Risks Related to Elong’s Business” and the following:

●	results of operations that vary from the expectations of securities analysts and investors;

●	results of operations that vary from those of Elong’s competitors;

●	guidance, if any, that Elong provides to the public, any changes in this guidance or our failure to meet this guidance;

●	changes in expectations as to Elong’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

●	declines in the market prices of stocks generally;

●	strategic actions by Elong or its competitors;

●	announcements by Elong or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

●	any significant change in Elong’s management;

●	changes in general economic or market conditions or trends in Elong’s industry or markets;

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●	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to Elong’s business;

●	future sales of Class A Ordinary Shares or other securities;

●	investor perceptions or the investment opportunity associated with Class A Ordinary Shares relative to other investment alternatives;

●	the public’s response to press releases or other public announcements by Elong or third parties, including Elong’s filings with the SEC;

●	litigation involving Elong, its industry, or both, or investigations by regulators into Elong’s operations or those of its competitors;

●	the development and sustainability of an active trading market for Class A Ordinary Shares;

●	actions by institutional or activist shareholders;

●	changes in accounting standards, policies, guidelines, interpretations or principles; and

●	other events or factors, including those resulting from natural disasters, war, or the threat of war, in particular, the current conflicts in the Middle East and in Ukraine, acts of terrorism or responses to these events.

Broad market and industry fluctuations may adversely affect the market price of Class A Ordinary Shares, regardless of actual operating performance, financial results or prospects. In addition, price volatility may be greater if the public float and trading volume of Class A Ordinary Shares is low. Some companies that have had volatile market prices for their securities have been the target of a hostile takeover or subject to involvement by activist shareholders. If Elong were to become the target of such a situation, it could result in substantial costs and divert resources and the attention of executive management from the business.

Elong may not be able to sustain or increase the value of an investment in Elong’s securities. Investors in Elong’s securities may experience a decrease, which could be substantial, in the value of their securities, including decreases unrelated to Elong’s operating performance, financial results or prospects. Your only opportunity to achieve a return on your investment in Elong’s securities may be if the market price of such securities appreciates and you sell your securities at a profit. The market price for Elong’s securities may never exceed, and may fall below, the price that you paid for such securities. You could lose all or part of your investment in Elong as a result.

In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If Elong becomes involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from the business regardless of the outcome of such litigation.

It is not expected that Elong will pay dividends in the foreseeable future.

It is expected that Elong will retain most, if not all, of its available funds and any future earnings to fund the development and growth of its business. As a result, it is not expected that Elong will pay any cash dividends in the foreseeable future.

The Elong Board will have complete discretion as to whether to distribute dividends. Even if the Elong Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by Elong’s subsidiaries, Elong’s financial condition, contractual restrictions and other factors deemed relevant by the Elong Board. There is no guarantee that the Class A Ordinary Shares will appreciate in value or that the trading price of the Class A Ordinary Shares will not decline.

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An active trading market for Class A Ordinary Shares may not be sustained.

Class A Ordinary Shares are listed on Nasdaq and to trade on that market and others. Elong cannot assure you that an active trading market for its common stock will be sustained. Accordingly, Elong cannot assure you of the liquidity of any trading market, your ability to sell your shares of its common stock when desired or the prices that you may obtain for your shares.

There can be no assurance that Elong will be able to comply with the continued listing standards of Nasdaq and our Class A Ordinary Shares could be delisted from Nasdaq or trading could be suspended.

While trading on Nasdaq has begun, there can be no assurance that Elong’s securities will continue to be listed on Nasdaq or that a viable and active trading market will develop. If Nasdaq delists Class A Ordinary Shares from trading on its exchange due to failure to continue to meet the listing standards, Elong and its shareholders could face significant material adverse consequences including:

●	a lack of liquidity available to holders of Class A Ordinary Shares;

●	an active trading market of Class A Ordinary Shares may not be developed;

●	a limited availability of market quotations for Elong’s securities;

●	a limited amount of analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If securities or industry analysts either do not publish research about Elong or publish inaccurate or unfavorable research about us, Elong’s business, or its market, or if they change their recommendations regarding Class A Ordinary Shares adversely, the trading price or trading volume of the Class A Ordinary Shares could decline.

The trading market for Class A Ordinary Shares is influenced in part by the research and reports that securities or industry analysts may publish about us, its business, Elong’s market, or its competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our Class A Ordinary Shares, provide a more favorable recommendation about Elong’s competitors, or publish inaccurate or unfavorable research about its business, the share price of the Class A Ordinary Shares would likely decline. In addition, securities research analysts may establish and publish their own periodic projections for Elong’s business. These projections may vary widely and may not accurately predict the results Elong actually achieves. Its stock price may decline if its actual results do not match the projections of these securities research analysts. Furthermore, if no analysts commence coverage of it, the trading price and volume for Class A Ordinary Shares could be adversely affected. If any analyst who may cover Elong were to cease coverage of Elong or fail to regularly publish reports on Elong, Elong could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of its common stock to decline.

As a public company, Elong is subject to U.S. federal securities laws and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes-Oxley Act.

As a public company subject to U.S. federal securities laws, Elong will incur significant legal, accounting, insurance, compliance, and other expenses. Compliance with reporting, internal control over financial reporting and corporate governance obligations may require members of its management and its finance and accounting staff to divert time and resources from other responsibilities to ensure these new regulatory requirements are fulfilled.

If it fails to adequately implement the required governance and control framework, Elong may fail to comply with the applicable rules or requirements associated with being a public company subject to U.S. federal securities laws. Such failure could result in the loss of investor confidence, could harm Elong’s reputation, and cause the market price of Class A Ordinary Shares to decline.

Due to inadequate governance and internal control policies, misstatements or omissions due to error or fraud may occur and may not be detected, which could result in failures to make required filings in a timely manner or result in making filings containing incorrect or misleading information. Any of these outcomes could result in SEC enforcement actions, monetary fines or other penalties, as well as damage to Elong’s reputation, business, financial condition, operating results and stock price.

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Elong is an emerging growth company within the meaning of the Securities Act, and if Elong takes advantage of certain exemptions from disclosure requirements available to “emerging growth companies”, this could make Elong’s securities less attractive to investors and may make it more difficult to compare Elong’s performance with other public companies.

Elong is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. For as long as Elong continues to be an emerging growth company, Elong may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Elong could be an emerging growth company for up to five years, although Elong could lose that status sooner if its revenues exceed $1.235 billion, if Elong issues more than $1 billion in non-convertible debt in a three-year period, or if it becomes a large accelerated filer, as defined under the Exchange Act. We cannot predict if investors will find Elong securities less attractive because Elong relies on these exemptions. If some investors find Elong securities less attractive as a result, there may be a less active trading market for Elong securities, and the price of Elong securities may be more volatile.

Elong is a foreign private issuer and, as a result, Elong will not be subject to U.S. proxy rules and is subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Because Elong qualifies as a foreign private issuer under the Exchange Act, Elong is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As a foreign private issuer, and as permitted by the listing requirements of the Nasdaq, Elong is permitted to follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

As a foreign private issuer, Elong is permitted to follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Listing Rules for domestic issuers, provided that Elong discloses the requirements it is not following and describe the home country practices it is following. For example, Nasdaq requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, Elong is permitted to follow home country practice in lieu of that requirement. During the fiscal year ended December 31, 2025 Elong elected to follow home country corporate governance practices in lieu of the following Nasdaq corporate governance requirements:

Nasdaq Stock Market Rule 5635(c) requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, with a few limited exceptions. In lieu of following Rule 5635(c), the Company has elected to follow the home country practice in the Cayman Islands, which does not require shareholder approval for such issuance, establishment of the plan and any amendment thereto.

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Nasdaq Stock Market Rule 5635(d) requires shareholder approval prior to a transaction involving the sale or issuance of a company’s common stock (or securities convertible into or exercisable for its common stock): (i) at a price below the greater of book value or market value; and (ii) which together with sales by officers, directors, or substantial stockholders, is equal to 20% or more of the company’s outstanding shares of common stock or 20% or more of the voting power prior to issuance. In lieu of following Rule 5635(d), the Company has elected to follow the home country practice in the Cayman Islands, which does not require shareholder approval for such transaction.

If we continue to follow home country practice in lieu of Nasdaq corporate governance requirements, the protection that is afforded to our shareholders would be different from that accorded to investors of U.S. domestic issuers.

Elong may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, Elong is a foreign private issuer, and therefore, Elong is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination was made with respect to Elong on June 30, 2026. In the future, Elong would lose its foreign private issuer status if (1) more than 50% of Elong’s outstanding voting securities are owned by U.S. residents and (2) a majority of Elong’s directors or executive officers are U.S. citizens or residents, or Elong fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If Elong loses its foreign private issuer status, Elong will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Elong will also have to mandatorily comply with U.S. federal proxy requirements, and Elong’s officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, Elong will lose its ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, Elong will incur significant additional legal, accounting and other expenses that Elong will not incur as a foreign private issuer.

Because Elong is incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Elong is an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the memorandum and articles of association, as amended and/or restated from time to time, the Companies Act (Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against their directors, actions by their minority shareholders and the fiduciary duties of their directors to them under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of Elong’s shareholders and the fiduciary duties of their directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under Elong’s M&A to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

There is uncertainty as to whether the courts of the Cayman Islands would (i) to recognize or enforce against Elong judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) entertain original actions brought in each respective jurisdiction against Elong predicated upon the civil liability provisions of the federal securities laws of the United States or any state. There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign money judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Elong’s M&A generally provides that the United States District Court for the Southern District of New York will be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States..

Elong’s M&A provides that, unless Elong consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than Elong.

Notwithstanding the foregoing, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which our shareholders may bring claims arising under the Securities Act and the Exchange Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.

This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with under the federal securities laws, which may discourage lawsuits with respect to such claims. By requiring a shareholder to bring such a claim in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York), the exclusive forum provision also may increase the costs to a shareholder of bringing such a claim.

There is no public market for the Common Warrants or the Pre-Funded Warrants.

There is no established public trading market for the Common Warrants or the Pre-Funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list the Common Warrants or the Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system, including the Nasdaq Stock Market LLC. Without an active market, the liquidity of the Common Warrants and the Pre-Funded Warrants will be limited.

The Common Warrants and the Pre-Funded Warrants in this offering are speculative in nature.

The Common Warrants and the Pre-Funded Warrants in this offering do not confer any rights of Class A Ordinary Shares ownership on their holders, but rather merely represent the right to acquire Class A Ordinary Shares at a fixed price. In addition, following this offering, the market value of the Common Warrants and the Pre-Funded Warrants, if any, is uncertain and there can be no assurance that the market value of the Common Warrants and the Pre-Funded Warrants will equal or exceed their imputed offering price. The Common Warrants and the Pre-Funded Warrants will not be listed or quoted for trading on any market or exchange.

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Holders of the Common Warrants and the Pre-Funded Warrants will not have rights of holders of our Class A Ordinary Shares until such warrants are exercised.

Until holders of the Common Warrants and the Pre-Funded Warrants acquire Class A Ordinary Shares upon exercise of such warrants, holders of the Common Warrants and the Pre-Funded Warrants will have no rights with respect to the Class A Ordinary Shares underlying such warrants.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

We, our directors and executive officers have agreed with the Placement Agent, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Class A Ordinary Shares for a period ending 90 days from the closing of this offering. See “Plan of Distribution”. Class A Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act. If our shareholders sell substantial amounts of our Class A Ordinary Shares in the public market, the market price of our Class A Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their Class A Ordinary Shares and investors to short our Class A Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

In addition, sales of substantial amounts of our Class A Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Class A Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements, if any. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares. See “Plan of Distribution” for a more detailed description of the restrictions on selling our securities after this offering..

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from this offering. Our management will have broad discretion in the application of such net proceeds, including working capital and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The price of the Class A Ordinary Shares and other terms of this offering have been determined by us along with our Placement Agent.

If you purchase our Class A Ordinary Shares or the Pre-funded Warrants in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was determined by us along with our Placement Agent. The offering price for our Class A Ordinary Shares may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value. The trading price, if any, of the Class A Ordinary Shares that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you paid for our Class A Ordinary Shares.

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In addition, we will issue Common Warrants to purchase up to [*] Class A Ordinary Shares (accounting for approximately [*]% of our currently issued and outstanding Class A Ordinary Shares). Such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. Additionally, we cannot assure you that the holders of such warrants will be able to sell the Class A Ordinary Shares at a price per share that is equal to or greater than the exercise price paid by such holders.

If you purchase our securities in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing our securities in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing Class A Ordinary Shares in this offering will incur immediate dilution of $[*] per share. For more information on the dilution, you may experience as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for districts in the State of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York under the securities laws of the State of New York.

Cayman Islands

Appleby, our counsel as to Cayman law, has advised us that there is uncertainty as to whether the courts of Cayman would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction, without retrial on of the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

People’s Republic of China

There is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

The recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

For a detailed description of risks related to enforceability of civil liabilities, please refer to “Risk Factors - Risks Related to Doing Business in China” in “Item 3. Key Information – 3.D. Risk Factors” in our 2025 Annual Report.

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USE OF PROCEEDS

Based upon an assumed offering price of US$[*] per Unit (the last reported sale price of our Class A Ordinary Shares, as reported on the Nasdaq Capital Market on [*], 2026) and US$[*] per Pre-Funded Unit (the assumed offering price per Unit less $0.001), we estimate that we will receive net proceeds from this offering of approximately US$[*], assuming (i) the sales of all the securities being offered in this offering at an assumed offering price of $[*] per Unit, (ii) no sale of the Pre-Funded Units, and (iii) no exercise of the Common Warrants, after deducting the Placement Agent’s fees, reimbursement of the Placement Agent’s expenses, and the estimated offering expenses payable by us. We plan to use the net proceeds from this offering for the working capital and other general corporate purposes

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. See “Risk Factors - Risks Related to Elong’s Securities and the Offering - We have broad discretion in the use of the net proceeds from this offering and may not use them effectively” on page 32 of this prospectus.

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DIVIDEND POLICY

We have not previously declared, or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC Subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC Subsidiary to pay dividends to us. See “Risk Factors - Risks Related to Doing Business in China” in “Item 3. Key Information – 3.D. Risk Factors” in our 2025 Annual Report.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits and/or share premium, and provided always that in no circumstances may a dividend be paid out of share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Please see the section entitled “Taxation” beginning on page 49 of this prospectus for information on the potential tax consequences of any cash dividends declared.

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CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2025, as adjusted to give effect to the Share Consolidations:

●	on an actual basis;

●	on a pro forma as adjusted basis to reflect (i) the issuance and sale of 30,000 Class A Ordinary Shares and approximately 33,029 warrants, completed on February 3, 2026, for a net proceeds of US$6,697,280, after deducting underwriting discount and other expenses and the issuance of an aggregated of approximately 91,382 Class A Ordinary Shares upon the exercise of all of such warrants by means of a zero exercise price option, (ii) the issuance and sale of 271,250 Class A Ordinary Shares and approximately 303,188 warrants, completed on February 27, 2026, for a net proceeds of US$6,240,481, after deducting underwriting discount and other expenses and the issuance of an aggregated of approximately 972,055 Class A Ordinary Shares upon the exercise of all of such warrants by means of a zero exercise price option; (iii) the issuance of 10,000 Class B Ordinary Shares on April 13, 2026.

●	on a pro forma as further adjusted basis to reflect the issuance and sale of [*] Units, at an assumed offering price of US$[*] per Unit, which is the last reported sale price of our Class A Ordinary Shares on Nasdaq on [*], 2026, after deducting the Placement Agent’s fees and estimated offering expenses payable by us, and assuming the sales of all the securities being offered in this offering, no sale of the Pre-Funded Units, and no exercise of the Common Warrants.

You should read this capitalization table in conjunction with “Use of Proceeds” appearing elsewhere in this prospectus and the “Operating and Financial Review and Prospectus” and the audited consolidated financial statements and the related notes for the fiscal years ended December 31, 2025, 2024 and 2023 in the report on Form 20-F filed with the SEC on April 20, 2026.

	As of December 31, 2025 Actual (Audited)		Pro Forma as Adjusted	Pro Forma as Further Adjusted
Short term loans- unrelated parties		7,498,469
Short term loans-related parties		2,030,366
Current portion of long-term loan payable		500,493
Amounts due to related parties		76,295
Financial lease liability-non current		145,134
Shareholder’s Deficit:
Class A Ordinary Shares (US$0.0128 par value, 15,000,000,000 shares authorized, 47,886* shares issued and 34,604 shares outstanding as of December 31, 2025; [*] shares issued and outstanding pro forma as adjusted)		443
Class B Ordinary Shares (US$0.0128 par value, 3,750,000,000 shares authorized, 4,515 shares issued and outstanding as of December 31, 2025; [*] shares issued and outstanding pro forma as adjusted)		58
Additional paid-in capital*		51,070,354
Statutory reserves		708,470
Accumulated deficit		(74,474,141)
Accumulated other comprehensive loss		(48,964)
Total shareholders’ deficit		(22,743,860)
Total capitalization	$	[*]

*	Including 13,282 shares issued but not outstanding, consisting of 7,032 forfeited Earnout Shares pending cancellation and 6,250 shares held as treasury stock reserved for future issuance

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DILUTION

If you invest in the securities in this offering, your ownership interest will be immediately diluted to the extent of the difference between the offering price per Unit and the net tangible book value per ordinary share after this offering. Dilution results because the offering price per Unit is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares.

Net tangible book value represents the amount of our total consolidated tangible assets, which represent the amount of our total consolidated assets, excluding intangible assets, less total consolidated liabilities. Our historical net tangible book value as of December 31, 2025 was US$[*], or US$[*] per Class A Ordinary Share. Our historical net tangible book value is the amount of our total tangible assets less our liabilities. Historical net tangible book value per ordinary share is our historical net tangible book value divided by the number of outstanding ordinary share as of December 31, 2025, as adjusted to give effect to the Share Consolidations.

Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed offering price of US$[*] per Unit which is the last reported sale price of our Class A Ordinary Share on Nasdaq on [*], 2026 (assuming no sale of the Pre-Funded Units), and after deducting the Placement Agent’s fees and estimated offering expenses payable by us attributed to each share.

Without taking into account any other changes in net tangible book value after December 31, 2025 other than to give effect to (i) the issuance and sale of 30,000 Class A Ordinary Shares and approximately 33,029 warrants, completed on February 3, 2026, for a net proceeds of US$6,697,280, after deducting underwriting discount and other expenses and the issuance of an aggregated of approximately 91,382 Class A Ordinary Shares upon the exercise of all of such warrants by means of a zero exercise price option, (ii) the issuance and sale of 271,250 Class A Ordinary Shares and approximately 303,188 warrants, completed on February 27, 2026, for a net proceeds of US$6,240,481, after deducting underwriting discount and other expenses and the issuance of an aggregated of approximately 972,055 Class A Ordinary Shares upon the exercise of all of such warrants by means of a zero exercise price option; (iii) the issuance of 10,000 Class B Ordinary Shares on April 13, 2026; and (iv) the sale of the Units offered in this offering, at an assumed offering price of US$[*], which is the last reported sale price of our Class A Ordinary Share on Nasdaq on [*], 2026, after deducting the Placement Agent’s fees and estimated offering expenses payable by us and assuming no sale of the Pre-Funded Units, and no exercise of the Common Warrants, our pro forma as adjusted net tangible book value as of December 31, 2025 would have been US$([*]) or US$([*]) per Class A Ordinary Share. This represents an immediate increase in net tangible book value of US$[*] per Class A Ordinary Share to the existing shareholders and an immediate dilution in net tangible book value of US$[*] per Class A Ordinary Share to investors purchasing securities in this offering. The following table illustrates this dilution:

Assumed offering price per Unit	US$	[*]
Net tangible book value per share as of December 31, 2025	US$	[*]
Increase in net tangible book value per ordinary share attributable to payments by new investors	US$	[*]
Pro forma as adjusted net tangible book value per share after this offering	US$	[*]
Dilution per share to new investors in this offering	US$	[*]

The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual offering price and other terms of this offering determined at pricing. The tables and discussion above are based on a total of [*] Class A Ordinary Shares and 14,515 Class B Ordinary Shares issued and outstanding after this offering, assuming the sales of all the securities being offered in this offering, no sale of the Pre-Funded Units and no exercise of the Common Warrants.

The discussion and tables above assume full exercise of the Pre-Funded Warrants, and no exercise of the Common Warrants. To the extent that we issue additional Class A Ordinary Share in the future, there will be further dilution to new investors participating in this offering.

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DESCRIPTION OF SHARES AND CERTAIN CAYMAN ISLANDS CONSIDERATIONS

Memorandum and articles of association

The following description of the material terms of the share capital of Elong includes a summary of specified provisions of the fifth amended and restated memorandum and articles of association of Elong (referred to as “Elong’s M&A”). In this section, the terms “Elong,” “we,” “our” or “us” refer to Elong Power Holding Limited, and all capitalized terms used in this section are as defined in Elong’s M&A, unless elsewhere defined herein.

Elong is a Cayman Islands exempted company and its affairs will be governed by the Elong’s M&A, the Companies Act (Revised) of the Cayman Islands (referred to as the “Cayman Companies Act”), and the common law of the Cayman Islands.

The authorized share capital of the Company is US$240,000,000 divided into 18,750,000,000 ordinary shares of a par value of US$0.0128 each, comprising 15,000,000,000 Class A Ordinary Shares of a par value of US$0.0128 each and 3,750,000,000 Class B Ordinary Shares of a par value of US$0.0128 each.

As of the date of this annual report, Elong has 1,412,789 Class A Ordinary Shares and 14,515 Class B Ordinary Shares issued and outstanding.

The following includes a summary of the material provisions of Elong’s M&A and of the Cayman Companies Act in so far as they relate to the material terms of the Ordinary Shares. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of Elong’s M&A, a copy of which is filed as an exhibit to this annual report.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares.

Dividends

Subject to any rights and restrictions for the time being attached to any shares, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of our funds lawfully available therefor. Subject to any rights and restrictions for the time being attached to any shares, we by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by the directors.

Voting Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class B Ordinary Share shall entitle the holder thereof to two hundred (200) votes on all matters subject to vote at our general meetings. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, or, in the case of corporations, by their duly authorized representatives, at a general meeting of Elong, or be approved in writing by all of the shareholders entitled to vote at a general meeting in one or more instruments each signed by one or more of the shareholders; while a special resolution requires the affirmative vote of not less than two-thirds of votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, or, in the case of corporations, by their duly authorized representatives, at a general meeting of Elong of which notice specifying the intention to propose the resolution as a special resolution has been duly given, or approval in writing by all of the shareholders entitled to vote at a general meeting in one or more instruments each signed by one or more of the shareholders. A special resolution will be required for important matters such as a change of name or making amendments to the memorandum and articles of association of Elong.

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Directors’ Power to Issue Shares

Subject to the Elong’s M&A and where applicable the rules of Nasdaq, all shares for the time being unissued shall be under the control of the directors who may, in their absolute discretion and without the approval of the shareholders, cause us to (1) issue, allot and dispose of shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; (2) grant rights over shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding shares, at such times and on such other terms as they think proper; and (3) grant options with respect to shares and issue warrants or similar instruments with respect thereto.

Transfer of Shares

Subject to the restrictions contained in Elong’s M&A, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in writing in the usual or common form or any other form approved by our board of directors.

The Elong Board may decline to register any transfer of any shares unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer of any shares, they shall, within three calendar months after the date on which the instrument of transfer was lodged with us, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of Nasdaq, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 calendar days in any calendar year.

Winding Up

If we shall be wound up the liquidator may, with the sanction of a special resolution of Elong and any other sanction required by the Cayman Companies Act, divide amongst the shareholders in species or in kind the whole or any part of the assets of Elong (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and, subject to below paragraph, determine how the division shall be carried out as between the shareholders or different classes of shareholders.

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If we shall be wound up, and the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to Elong for unpaid calls or otherwise.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares

Subject to the provisions of the Cayman Companies Act and Elong’s M&A, we may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or us. The redemption of shares shall be effected in such manner and upon such terms as may be determined, before the issue of such shares, by either our board of directors or by the shareholders by ordinary resolution. We may also make a payment in respect of the redemption or purchase of our own shares in any manner permitted by the Cayman Companies Act, including out of capital.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by us. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

In addition, without (A) the consent in writing of the holders of more than one-half of the issued Class A Ordinary Shares and the holders of more than one-half of the issued Class B Ordinary Shares, or (B) the sanction of an ordinary resolution passed at a separate meeting of the holders of the Class A Ordinary Shares and of an ordinary resolution passed at a separate meeting of the holders of the Class B Ordinary Shares, each voting separately, no dividend or other distribution payable in Elong shares or rights to acquire Elong shares, and no division or combination of Elong shares, shall be effected that changes the relative voting power of the holders of the Class A Ordinary Shares, as a whole, compared to the holders of the Class B Ordinary Shares, as a whole.

Changes in Capital

We may from time to time by ordinary resolution:

●	increase our share capital by new shares of such amount as we think expedient;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	subdivide our shares, or any of them, into shares of an amount smaller than that fixed by the memorandum of association of Elong, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

●	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.

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We may by special resolution reduce our share capital or any capital redemption reserve in any manner authorized by the Cayman Companies Act.

Anti-Takeover Provisions

Some provisions of Elong’s M&A may discourage, delay or prevent a change of control of us or management that shareholders may consider favorable, including provisions that:

●	establish a dual class structure comprised of Class A Ordinary Shares and Class B Ordinary Shares and entitle the holder of each Class B Ordinary Share to two hundred (200) votes on all matters subject to vote at our general meetings;

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without the approval of our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under Elong’s M&A for a proper purpose and for what they believe in good faith to be in the best interests of us.

Shareholder Meetings; Quorum

All general meetings other than annual general meetings shall be called extraordinary general meetings.

We may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the directors. At these meetings the report of the directors (if any) shall be presented.

At least seven calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by us, provided that a general meeting of ours shall, whether or not the notice specified in our M&A has been given and whether or not the provisions of our M&A regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

●	in the case of an annual general meeting, by all the shareholders (or their proxies) entitled to attend and vote thereat; and

●	in the case of an extraordinary general meeting, by holders of two-thirds of the shareholders having a right to attend and vote at the meeting, present at the meeting or, in the case of a corporation or other non-natural person, represented by its duly authorized representative or proxy.

One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting, present at the meeting, shall be a quorum for all purposes.

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Shareholder Written Resolutions Without Meeting

A resolution in writing signed by all the shareholders for the time being entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting duly convened and held.

Appointment of Directors

We may by ordinary resolution appoint any person to be a director. Our Board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on our Board.

Removal of Directors

A director may be removed from office by ordinary resolution (except (A) when Ms. Xiaodan Liu beneficially owns less than one-half of our total voting rights, a director may only be removed from office by special resolution and (B) with regard to the removal of a director who is the chairman, who may be removed from office by special resolution), notwithstanding anything in our M&A or in any agreement between us and such director (but without prejudice to any claim for damages under such agreement).

Borrowing Powers of Directors

The directors may from time to time at their discretion exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Remuneration of Directors

The remuneration of the directors may be determined by the directors and may not be determined by the shareholders.

Interested Transactions

A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with us shall declare the nature of his interest at a meeting of the directors. Subject to the Nasdaq rules and disqualification by the chairman of the relevant Board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that the director may be interested therein and if the director does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Classified or Staggered Boards

Our M&A does not provide for a classified board of directors.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

The directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations our accounts and books or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right to inspect any account or book or document of ours except as conferred by law or authorized by the directors or by ordinary resolution.

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Exclusive Forum

Elong’s M&A provides that, unless Elong consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than Elong.

Notwithstanding the foregoing, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which Elong’s shareholders may bring claims arising under the Securities Act and the Exchange Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.

This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with under the federal securities laws, which may discourage lawsuits with respect to such claims. By requiring a shareholder to bring such a claim in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York), the exclusive forum provision also may increase the costs to a shareholder of bringing such a claim.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90.0%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

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Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Special Considerations for Exempted Companies

Elong is an exempted company incorporated with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by Elong’s M&A on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in Elong’s M&A governing the ownership threshold above which shareholder ownership must be disclosed.

Enforceability of Civil Liability under Cayman Islands Law

We have been advised by Appleby that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us or our directors or officers judgments of courts of the United States that are predicated upon certain civil liability provisions of U.S. securities laws; and

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction, without retrial on of the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares and Class B Ordinary Shares is Transhare Corporation at 17755 US Highway 19 N, Suite #140, Clearwater, Florida 33764.

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DESCRIPTION OF WARRANTS

We are offering Units, each Unit consists of one Class A Ordinary Share and one Common Warrant, at an assumed offering price of $[*] per Unit, based upon the closing price of our Class A Ordinary Shares on the Nasdaq Capital Market on [*], 2026.

We are also offering Pre-Funded Units, with each Pre-Funded Unit consisting of one Pre-Funded Warrant and one Common Warrant to each purchaser whose purchase of Units would otherwise result in the purchaser’s, together with its affiliates, beneficial ownership exceeding 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding Class A Ordinary Shares immediately following the consummation of this offering. Each Pre-Funded Warrant will be exercisable for one Class A Ordinary Share. Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, up to 9.99%) of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise. The purchase price of each Pre-Funded Unit will be equal to the price per Unit minus $0.001, and the exercise price of each Pre-Funded Warrant will be $0.001 per Class A Ordinary Share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Unit we sell, the number of Units that we are offering will be decreased on a one-for-one basis. The Class A Ordinary Shares and Pre-Funded Warrants, if any, can each be purchased in this offering only with the accompanying Common Warrant as part of a Unit or Pre-Funded Unit, as appliable, but the components of the Units and Pre-Funded Unit will immediately separate upon issuance.

We will not issue any fractional Common Warrants or Pre-Funded Warrants in this offering and will round down the number of Common Warrants any purchaser of Units or Pre-Funded Units would otherwise receive to the nearest whole number.

Each Common Warrant will be immediately exercisable for one Class A Ordinary Share at an exercise price of $[*] per share ([  ]% of the offering price of each Unit sold in this offering) and expire three years after the issuance date.

We are also registering the Class A Ordinary Shares issuable from time to time upon exercise of the Common Warrants and Pre-Funded Warrants included in the Units and Pre-Funded Units offered hereby. Our Units and Pre-Funded Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Class A Ordinary Shares (or Pre-Funded Warrants) and the Common Warrants comprising our Units or Pre-Funded Units are immediately separable and will be issued separately in this offering.

Class A Ordinary Shares

Please see the section titled “Description of Shares And Certain Cayman Islands Considerations” in this prospectus for a description of the material terms of our Class A Ordinary Shares.

Pre-Funded Warrants and Warrants

The following summary of certain terms and provisions of the Pre-Funded Warrants and Common Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the form of Pre-Funded Warrant and the form of Common Warrant, which will be filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the form of Pre-Funded Warrant and form of Common Warrant. The Pre-Funded Warrants and Common Warrants will be issued in certificated form only.

Exercisability. The Pre-Funded Warrants are exercisable at any time after their original issuance until they are exercised in full. The Common Warrants are immediately exercisable at any time after their issuance and at any time up to the date that is three years after their issuance. Each of the Common Warrants and the Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of Class A Ordinary Shares purchased upon such exercise (except in the case of a cashless exercise, as discussed below). We may be required to pay certain amounts as liquidated damages as specified in the warrants in the event we do not deliver Class A Ordinary Shares upon exercise of the warrants within the time periods specified in the warrants. No fractional Class A Ordinary Shares will be issued in connection with the exercise of a warrant.

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Cashless Exercise. The holder may, in its sole discretion, elect to exercise the Pre-Funded Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Class A Ordinary Shares determined according to the formula set forth in the Pre-Funded Warrant. If a registration statement registering the issuance of the Class A Ordinary Shares underlying the Common Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Common Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Class A Ordinary Shares determined according to the formula set forth in the Common Warrant.

Exercise Limitation. A holder will not have the right to exercise any portion of the Pre-Funded Warrants or Common Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder prior to the issuance of any warrants, up to 9.99%) of the number of shares of our Class A Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants or Common Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

Exercise Price. The exercise price for the Pre-Funded Warrants is $0.001 per Class A Ordinary Share. Each Common Warrant offered hereby will have an initial exercise price per Ordinary Share equal to $[*] ([  ]% of the offering price of each Unit in this offering, the “Basis Price”). The exercise price and number of Class A Ordinary Shares issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Class A Ordinary Shares.

The exercise price and the number of shares issuable under the Common Warrants will be proportionately adjusted in the event of certain transactions involving our Class A Ordinary Shares, including stock dividends or share splits, certain distributions and dividends, and rights offerings. Notwithstanding the foregoing, if at any time while the Common Warrants are outstanding, there occurs any share split, share dividend, reverse share split, or share combination, recapitalization or other similar transaction involving the Class A Ordinary Shares (each, a “Share Combination Event”, and the date of that Share Combination Event (or if the Share Combination Event occurs after the close of trading on the principal market, the trading day following that date), the “Share Combination Event Date”), then, in addition and after giving effect to the adjustments for that Share Combination Event elsewhere in the Common Warrants, the exercise price shall be reduced, but in no event increased, to the lowest VWAP during the period commencing five consecutive trading days immediately preceding and the five consecutive trading days immediately following the Share Combination Event Date (as applicable, the “Event Market Price”); provided, that in calculating the Event Market Price, the VWAP for Trading Days prior to the Share Combination Event Date shall be the VWAP reported after adjusting for the Share Combination Event. The number of shares issuable under the Common Warrants will be increased such that the aggregate exercise price, after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price on the issuance date for the warrant shares then outstanding.

The Common Warrants also contain certain downward adjustment mechanism and anti-dilution provisions. If at any time while the Common Warrants are outstanding, the Company sell, enter into an agreement to sell, or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Class A Ordinary Shares or securities convertible or exercisable into Class A Ordinary Shares, excerpt for certain exempt issuance (each a “Subsequent Equity Sale”) for a per share price less than the then effective exercise price of the Common Warrant in effect immediately prior to such Subsequent Equity Sale, the exercise price of the Common Warrant shall be reduced to an amount equal to the price of the Subsequent Equity Sale.

Other than the adjustments above, in no event shall the exercise price of the Common Warrants be reduced below a floor price of $[  ], as adjusted for share dividends, share splits, stock combinations and other similar transactions.

Transferability. Subject to applicable laws, the Common Warrants and Pre-Funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not intend to list the Common Warrants or the Pre-Funded Warrants offered in this offering on any securities exchange or other trading market. Without an active trading market, the liquidity of these securities will be limited.

Rights as a Shareholder. Except as otherwise provided in the Common Warrants or the Pre-Funded Warrants or by virtue of such holder’s ownership of our Class A Ordinary Shares, the holder of a Common Warrant or Pre-Funded Warrant does not have the rights or privileges of a holder of our Class A Ordinary Shares, including any voting rights, until the issuance of Class A Ordinary Shares upon exercise of the warrant. Holders of Pre-Funded Warrants have the right to participate in dividends and holders of Pre-Funded Warrants and Common Warrants have the right to participate in certain distributions as specified in the warrant.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Common Warrants and the Pre-Funded Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our Class A Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Class A Ordinary Shares or 50% of the voting power represented by our outstanding Class A Ordinary Shares, the holders of the Common Warrants and the Pre-Funded Warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Governing Law. The Pre-Funded Warrants and the Common Warrants are governed by New York law.

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TAXATION

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders.

We are a holding company incorporated in Cayman Islands, and we gain income by way of dividends paid to us from our PRC Subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Elong does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Elong and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

Currently, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Elong Power Holding Limited and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

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Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% (8.25% for the first HK$2 million of assessable profits) on profits arising in or derived from Hong Kong for each of the years ended December 31, 2025 and 2024.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. We are required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not we are carrying on any relevant activities and if we are, we must satisfy an economic substance test.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	advertising investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Share as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Share);

●	persons who acquired our Class A Ordinary Share pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Share through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Class A Ordinary Share; or

●	persons holding our Class A Ordinary Share through a Trust.

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The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Share. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Share.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Share

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Share. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Share and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Share or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Ordinary Share as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our Class A Ordinary Share

Subject to the passive foreign investment company (PFIC) rules (defined below) discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Share (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

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With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Share are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Share, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Share will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Share, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Share

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

If we are a PFIC for any taxable year during which a U.S. Holder holds the Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of Class A Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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If we are a PFIC for any taxable year during which a U.S. Holder holds the Class A Ordinary Shares, and any of our subsidiaries is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the Class A Ordinary Shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the Class A Ordinary Shares and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We anticipate that the Class A Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the Class A Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the Class A Ordinary Shares if we are or become a PFIC.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Share and proceeds from the sale, exchange or redemption of our Class A Ordinary Share may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Share, subject to certain exceptions (including an exception for Class A Ordinary Share held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Share.

Tax Treaties

As above mentioned, according to the Sino-U.S. Tax Treaty which was effective on January 1st, 1987 and aimed to avoid double taxation disadvantage, income that is incurred in one nation should be taxed by that nation and exempted from the other nation, but for the dividend that is generated in China and distributed to foreigners in other nations, a rate 10% tax will be charged.

Exercise, Lapse or Redemption of a Warrant

Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a warrant, a U.S. holder generally will not recognize gain or loss on the exercise of a warrant. A U.S. holder’s tax basis in a Class A Ordinary Share received upon exercise of the warrant generally will be an amount equal to the sum of the U.S. holder’s initial investment in the warrant (which will equal the portion of the U.S. holder’s purchase price for the units that is allocated to the warrant, as described above) and the exercise price of such warrant. The U.S. holder’s holding period for a Class A Ordinary Share received upon exercise of the warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the warrants and will not include the period during which the U.S. holder held the warrants. If a warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. holder’s tax basis in the Class A Ordinary Shares received generally will equal the U.S. holder’s tax basis in the warrant. If the cashless exercise was not a realization event, it is unclear whether a U.S. holder’s holding period for the Class A Ordinary Shares acquired pursuant to the exercise of such warrant will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Class A Ordinary Shares will generally include the holding period of the warrant. It is also possible that a cashless exercise may be treated as a taxable exchange in which gain or loss would be recognized because a U.S. holder may be deemed to have surrendered a portion of its warrants in a taxable transaction to pay the exercise price for the balance of its warrants that are treated as exercised for U.S. federal income tax purposes. In such event, a U.S. holder would recognize capital gain or loss in an amount equal to the difference between the exercise price for the total number of warrants treated as exercised and the U.S. holder’s tax basis in the warrants deemed surrendered. In this case, a U.S. holder’s tax basis in the Class A Ordinary Shares received would equal the U.S. holder’s tax basis in the warrants treated as exercised plus the exercise price of such warrants. It is unclear whether a U.S. holder’s holding period for the Class A Ordinary Shares would commence on the date of exercise of the warrants or the day following the date of exercise of the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules described below, if we redeem warrants for cash or if we purchase warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. holder.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of Class A Ordinary Shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. holders of the warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of Class A Ordinary Shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our Class A Ordinary Shares which is taxable to the U.S. holders of such Class A Ordinary Shares as described under “- Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest. For certain information reporting purposes, we are required to determine the date and amount of any such constructive distributions. Proposed Treasury regulations, which we may rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined.

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PLAN OF DISTRIBUTION

Pursuant to a placement agency agreement, we engaged Maxim Group LLC (“Maxim”, or the “Placement Agent”) to act as our placement agent on a reasonable best efforts basis in connection with this offering. The Placement Agent is not purchasing or selling any such securities, nor is Maxim required to arrange for the purchase and sale of any specific number or dollar amount of such securities, other than to use their “reasonable best efforts,” to arrange for he sale of such securities by us. The terms of this offering are subject to market conditions and negotiations between us, the Placement Agent, and prospective investors. The placement agency agreement does not give rise to any commitment by the Placement agent to purchase any of our securities, and the Placement Agent will have no authority to bind us by virtue of the placement agency agreement. Further, the Placement Agent does not guarantee that it will be able to raise new capital in any prospective offering. The Placement Agent may engage sub-agents or selected dealers to assist with this offering.

We entered into a securities purchase agreement (the “Securities Purchase Agreement”) directly with each investor in connection with this offering and we may not sell the entire amount, or any amount, of securities offered pursuant to this prospectus. The form of the Securities Purchase Agreement is included as an exhibit to the registration statement of which this prospectus is a part. We have agreed to indemnify the investors against certain losses resulting from our breach of any of our representations, warranties, or covenants under agreements with the purchasers as well as under certain other circumstances described in the Securities Purchase Agreement. If any investors do not enter into a securities purchase agreement with the Company, they shall rely solely on this prospectus in connection with the purchase of our securities in this offering.

We will deliver to the investors the ordinary shares electronically and will mail such investors physical warrant certificates for the warrants underlying the securities, upon closing and receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We intend to complete one closing of this offering.

Fees and Expenses

We have agreed to pay to the Placement Agent a cash fee equal to seven percent (7%) of the aggregate gross proceeds raised in this offering.

We have also agreed to pay or reimburse the Placement Agent up to US$100,000 for its actual and accountable out-of-pocket expenses related to the offering, including any fees and disbursements of the Placement Agent’s legal counsel and, if applicable, any electronic road show service used in connection with the offering.

We estimate the total expenses payable by us for this offering to be approximately US$[ ], which amount includes (i) a Placement Agent’s fee of approximately US$[ ], assuming the sale of all of the securities we are offering; (ii) the reimbursement of Placement Agent’s expenses in the amount of US$100,000 in connection with this offering; and (iii) other estimated expenses of approximately US$[ ] which include legal, accounting, printing costs and various fees associated with the registration of the securities.

Lock-Up Agreements

Each of our directors and executive officers have agreed to a 90 day “lock-up” period from the closing of this offering with respect to the Class A Ordinary Shares that they beneficially own. This means that, for a period of 90 days following the closing of the offering, such persons may not offer, issuer, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without the prior written consent of the Placement Agent, including the issuance of shares upon the exercise of currently outstanding options approved by the Placement Agent.

We have also agreed to similar restrictions on the issuance, sale, disposal and registration (subject to certain exceptions) of our securities for 30 days following the closing of this offering, subject to certain customary exceptions, without the prior written consent of the Placement Agent.

The Placement Agent has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Placement Agent may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

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Listing

Our Class A Ordinary Shares are currently listed on the Nasdaq Capital Market under the symbol “ELPW”. There is no established public trading market for the Pre-Funded Warrants or the Common Warrants, and we do not plan to list the Pre-Funded Warrants or the Common Warrants on the Nasdaq Capital Market or any other securities exchange or trading market. Without an active trading market, the liquidity of the Pre-Funded Warrants or the Common Warrants will be limited.

Other Rights

Upon the closing of this offering, or if the engagement period as provided in the engagement letter between us and the Placement Agent ends prior to a closing of an offering (other than a termination for cause), then if within twelve months following such time, we complete any financing of equity, equity-linked, convertible or debt or other capital-raising activity with, or receive any proceeds from, any investors that were actually contacted, or introduced by the Placement Agent during the period starting on April 8, 2025 and ending on the earlier of (i) the date the engagement is terminated; (ii) sixty (60) days from the receipt of approval from the SEC regarding this offering; or (iii) the consummation of this offering, then the Company shall pay to the Placement Agent a commission of 7%, in each case only with respect to the portion of such financing received from such investors.

Certain Relationships

Maxim and its affiliates have and may in the future provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

Determination of Offering Price

The actual offering price of the securities we are offering will be negotiated between us, the Placement Agent and the investors in the offering based on the trading of our Class A Ordinary Shares prior to the offering, among other things. Other factors considered in determining the offering price of the securities we are offering include our history and prospects, the industry in which we operate, our past and present operating results, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Affiliations

The Placement Agent and its respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Placement Agent and its affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the Placement Agent and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The Placement Agent and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

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Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the Placement Agent. In connection with the offering, the Placement Agent or selected dealers may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

Other than the prospectus in electronic format, the information on the Placement Agent’ website and any information contained in any other website maintained by the Placement Agent is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Placement Agent in their capacity as Placement Agent and should not be relied upon by investors.

Regulation M

The Placement Agent may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act and any fees received by them and any profit realized on the sale of the securities by them while acting as principal might be deemed to be underwriting commissions under the Securities Act. The Placement Agent will be required to comply with the requirements of the Securities Act and the Exchange Act including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of the securities by the Placement Agent. Under these rules and regulations, the Placement Agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

Selling Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the Placement Agent that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

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This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Brazil. The offer of securities described in this prospectus will not be carried out by means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under the CVM Rule (Instrução) No. 400, of December 29, 2003. The offer and sale of the securities have not been and will not be registered with the Comissão de Valores Móbilearios in Brazil. The securities have not been offered or sold, and will not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the Placement Agent are not required to comply with the disclosure requirements of NI 33-105 regarding conflicts of interest in connection with this offering.

Cayman Islands. No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

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For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Israel. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

The People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Switzerland. The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of securities.

Taiwan. The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

United Kingdom. This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) as received in connection with the issue or sale of our Common Stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to our Common Stock in, from or otherwise involving the United Kingdom.

Stamp Taxes

If you purchase our securities offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

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EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the Placement Agent’s fees and expense reimbursements, expected to be incurred in connection with this offering by us. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[*]
FINRA Filing Fee	$	[*]
Legal Fees and Expenses	$	[*]
Accounting Fees and Expenses	$	[*]
Miscellaneous	$	[*]
Total Expenses	$	[*]

We will bear these expenses and the Placement Agent’s fees and expenses incurred in connection with the offer and sale of the securities by us.

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LEGAL MATTERS

The validity of the securities offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Appleby, our counsel as to Cayman Islands law. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. Legal matters as to PRC law will be passed upon for us by Beijing New Bridge Law Firm. Certain legal matters as to U.S. federal law in connection with this Offering will be passed upon for the Placement Agent by Pryor Cashman LLP, New York, New York. Ortoli Rosenstadt LLP and Pryor Cashman LLP may rely upon Beijing New Bridge Law Firm with respect to matters governed by PRC law and Appleby with respect to matters as to Cayman Islands law.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2025, 2024, and 2023 incorporated by reference in this prospectus have been so included in reliance on the report of Enrome LLP, the independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. The current address of Enrome LLP is 143 Cecil Street #19-03/04, GB Building, Singapore 069542.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file reports, including our annual report on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents should not create any implication that there has been no change in our affairs since such date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care.

We incorporate by reference in this prospectus the documents listed below:

●	Form 6-Ks filed with the SEC on January 12, 2026, January 13, 2026, February 4, 2026, March 2, 2026, March 9, 2026, March 10, 2026, March 20, 2026, March 27, 2026, April 2, 2026, and April 15, 2026,

●	Form 20-F filed with the SEC on April 20, 2026, and

●	The description of our Class A Ordinary Shares contained in our registration statement on Form 8-A filed on November 20, 2024 pursuant to Section 12 of the Exchange Act, together with all amendments and reports filed for the purpose of updating that description.

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

Our filings with the SEC, and exhibits incorporated in and amendments to those reports, are available free of charge on our website https://www.elongpower.com as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus.

Upon written or oral request, we will provide to each person to whom this prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference into this prospectus at no cost. If you would like a copy of any of these documents, at no cost, please write or call us at:

ELONG POWER HOLDING LIMITED

3 Yan Jing Li Zhong Jie

Block B, Room 2110, Beijing

People’s Republic of China, 341000

63

[*] Units or Pre-Funded Units, Each Unit or Pre-Funded Unit Consisting of One Class A Ordinary Share and One Common Warrant to Purchase One Class A Ordinary Share or one Pre-Funded Warrant to Purchase one Class A Ordinary Share and One Common Warrant to Purchase One Class A Ordinary Share

Up to [*] Class A Ordinary Shares underlying the Pre-Funded Warrants

Up to [*] Class A Ordinary underlying the Common Warrants

Elong Power Holding Limited

PROSPECTUS

[*], 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association currently in force provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

Not applicable.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the placement agent at the closing specified in the placement agency agreement, certificates in such denominations and registered in such names as required by the placement agent to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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3.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate Offering Price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

4.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

6.	To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering, unless the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

7.	For the purpose of determining any liability under the Securities Act, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on [*], 2026.

Elong Power Holding Limited

By:
Xiaodan Liu
Chief Executive Officer,

By:
Wei Zou
Chief Financial Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Xiaodan Liu as his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

		Chief Executive Officer	[*], 2026
Name:	Xiaodan Liu

		Chief Financial Officer	[*], 2026
Name:	Wei Zou

		Director	[*], 2026
Name:	Zhaohui Yang

		Director	[*], 2026
Name:	Tung Kok Keow

		Director	[*], 2026
Name:	Kebo Qin

		Director	[*], 2026
Name:	Weijun Wang

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on [*], 2026.

Cogency Global Inc.

By:
Name:	Colleen A. De Vries
Title:	Senior Vice-President on behalf of Cogency Global Inc.

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EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Placement Agency Agreement
3.1	Fifth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 of the 2025 Annual Report (File No. 001-42416), initially filed with the Securities and Exchange Commission on April 20, 2026).
4.1*	Form of Pre-Funded Warrant
4.2*	Form of Common Warrant
5.1*	Opinion of Appleby, regarding the validity of the Class A Ordinary Shares being registered
5.2*	Opinion of Ortoli Rosenstadt LLP, regarding the validity of the Pre-Funded Warrants and Common Warrants being registered
8.1*	Opinion of Appleby, regarding certain Cayman tax matters (including in Exhibit 5.1)
10.1*	Form of Lock-Up Agreement
10.2*	Form of Securities Purchase Agreement
10.3	Amended and Restated Agreement and Plan of Merger, dated as of February 29, 2024, by and among TMT Acquisition Corp, Elong Power Holding Limited and ELong Power Inc. (incorporated by reference to Exhibit 2.1 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.12 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.5	Form of Employment Agreement (incorporated by reference to Exhibit 10.13 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.6	Form of Indemnification Agreement. (incorporated by reference to Exhibit 4.4 to our shell company report on Form 20-F, filed with the Securities and Exchange Commission on November 27, 2024)
10.7	Elong Power Holding Limited 2024 Long-Term Incentive Equity Plan (incorporated by reference to Exhibit 10.14 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.8	Form of Subscription Agreement with the PIPE Investors (incorporated by reference to Exhibit 10.15 of the Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on September 11, 2024).
10.9	Form of Letter Agreement with PIPE Investors and GRACEDAN CO., LIMITED. (incorporated by reference to Exhibit 10.16 of the Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on September 27, 2024).
10.10	Amended and Restated Registration Rights Agreement, dated November 21, 2024, by and between the Company and certain security holders. (incorporated by reference to Exhibit 4.8 to our prospectus Form 20-F, filed with the Securities and Exchange Commission on November 27, 2024)
10.11	Amended and Restated Sponsor Support Agreement, dated February 29, 2024 (incorporated by reference to Exhibit 10.9 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.12	Amended and Restated Shareholder Voting Agreement, dated February 29, 2024 (incorporated by reference to Exhibit 10.10 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.13	Factory Lease Contract for the C factory building of the Zibo Advanced Manufacturing Industrial Park, dated as of December 15, 2023 (incorporated by reference to Exhibit 10.8 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.14	Restructuring Framework Agreement of Huizhou Yipeng Energy Technology Co., Ltd, dated as of October 8, 2023 (incorporated by reference to Exhibit 10.6 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).

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10.15	Enterprise Settlement Agreement for the Gushan standard factory building project of Ganzhou New Energy Automobile Science and Technology City, dated as of August 3, 2023 (incorporated by reference to Exhibit 10.5 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.16	Letter Agreement, dated March 27, 2023, by and among TMT Acquisition Corp, its officers and directors, and 2TM Holding LP (incorporated herein by reference to Exhibit 10.1 to TMT’s Form 8-K as filed with the Securities and Exchange Commission on March 30, 2023).
10.17	Private Placement Unit Subscription Agreement, dated March 27, 2023, by and among TMT Acquisition Corp and 2TM Holding LP (incorporated herein by reference to Exhibit 10.4 to TMT’s Form 8-K as filed with the Securities and Exchange Commission on March 30, 2023).
10.18	Amended and Restated Securities Subscription Agreement, dated December 31, 2021, between TMT Acquisition Corp and 2TM Holding LP (incorporated by reference to Exhibit 10.2 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.19	Securities Subscription Agreement, dated August 20, 2021, between TMT Acquisition Corp and 2TM Holding LP (incorporated by reference to Exhibit 10.1 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.20	Elong Power Holding Limited 2024 Long-Term Incentive Equity Plan (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-8, filed with the Securities and Exchange Commission on April 21, 2025).
10.21	Form of Common Warrant from Registered Offering Completed on February 3, 2026 (incorporated by reference to Exhibit 4.19 of the 2025 Annual Report (File No. 001-42416), initially filed with the Securities and Exchange Commission on April 20, 2026).
10.22	Underwriting Agreement, dated February 2, 2026, by and between Elong and Maxim Group LLC (incorporated by reference to Exhibit 4.20 of the 2025 Annual Report (File No. 001-42416), initially filed with the Securities and Exchange Commission on April 20, 2026).
10.23	Form of Second Common Warrant from Registered Offering Completed on February 27, 2026 (incorporated by reference to Exhibit 4.21 of the 2025 Annual Report (File No. 001-42416), initially filed with the Securities and Exchange Commission on April 20, 2026).
10.24	Underwriting Agreement, dated February 26, 2026, by and between Elong and Maxim Group LLC (incorporated by reference to Exhibit 4.22 of the 2025 Annual Report (File No. 001-42416), initially filed with the Securities and Exchange Commission on April 20, 2026).
10.25	Equity Transfer Agreement, dated March 17, 2026, by and among Elong, Elong Power International, and WAY (Hong Kong) Limited (incorporated by reference to Exhibit 4.23 of the 2025 Annual Report (File No. 001-42416), initially filed with the Securities and Exchange Commission on April 20, 2026).
10.26	Debt Settlement Agreement, dated April 8, 2026, by and between the Company and Xiaodan Liu (incorporated by reference to Exhibit 4.24 of the 2025 Annual Report (File No. 001-42416), initially filed with the Securities and Exchange Commission on April 20, 2026).
14.1	Code of Ethics (incorporated by reference to Exhibit 11.1 of the 2025 Annual Report (File No. 001-42416), initially filed with the Securities and Exchange Commission on April 20, 2026).
21.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 of the 2025 Annual Report (File No. 001-42416), initially filed with the Securities and Exchange Commission on April 20, 2026).
23.1*	Consent of Enrome LLP
23.2*	Consent of Beijing New Bridge Law Firm, PRC Counsel to the Company
23.3*	Consent of Appleby (included in Exhibit 5.1)
23.4*	Consent of Ortoli Rosenstadt LLP (included in Exhibit 5.2)
24.1*	Power of Attorney (included on the signature page of the initial filing)
107*	Filing Fee Table

*	To be filed by amendment.

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